



ZURICH

Half Year Report

Key Performance Indicators

Business operating profit

in USD millions, for the six months ended June 30

	Total		General Insurance		Global Life		Farmers Mgmt Services		Other Businesses		Corporate Functions	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
	2,847	2,305	1,781	1,385	557	536	615	609	298	154	(404)	(379)

General Insurance – combined ratio

in %, for the six months ended June 30

	Total		Global Corporate		North America Commercial		Europe General Insurance		International Businesses		Centrally Managed Businesses	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
	94.8%	96.9%	**93.9%**	96.4%	**95.7%**	97.7%	**92.9%**	94.6%	**99.8%**	95.5%	**181.9%**	nm

Global Life – [1] new business profit margin, after tax (in % of APE)

	Total		United States		United Kingdom		Germany		Switzerland		Rest of Europe		International Businesses	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
	17.7%	17.4%	**49.0%**	80.0%	**9.2%**	8.1%	**18.9%**	17.9%	**9.6%**	2.9%	**20.4%**	17.1%	**24.1%**	30.3%

[1] In %, for the six months ended June 30.

Financial Highlights (unaudited)

The following table presents the summarized consolidated results of the Group for the six months ended June 30, 2006 and 2005 and the financial position as of June 30, 2006 and December 31, 2005, respectively. Interim results are not necessarily indicative of full-year results.

Consolidated results of the Group

	2006	2005	Change
Consolidated operating statements in USD millions, for the six months ended June 30			
Gross written premiums and policy fees	**24,605**	25,954	(5%)
Net investment result	**7,471**	9,479	(21%)
of which: net investment result on Group investments	**4,378**	5,031	(13%)
Business operating profit	**2,847**	2,305	24%
Net income attributable to shareholders	**1,957**	1,799	9%
Consolidated balance sheets in USD millions, as of	**06/30/06**	**12/31/05**	
Total investments	**290,259**	277,293	5%
Reserves for insurance contracts	**231,019**	219,924	5%
Liabilities for investment contracts	**44,812**	40,999	9%
Senior and subordinated debt	**7,840**	7,540	4%
Shareholders' equity	**21,885**	22,426	(2%)
General Insurance key performance indicators for the six months ended June 30			
Business operating profit (in USD millions)	**1,781**	1,385	29%
Combined ratio	**94.8%**	96.9%	2.1 pts
Global Life key performance indicators for the six months ended June 30			
Business operating profit (in USD millions)	**557**	536	4%
New business profit margin (as % of APE)	**17.7%**	17.4%	0.3 pts
Return on common shareholders' equity (ROE)[1] Returns for the periods ended	**06/30/06**	**06/30/05**	**12/31/05**
Return on common shareholders' equity (ROE)	**19.0%**	18.5%	15.5%
Business operating profit (after tax) return on common shareholders' equity	**18.8%**	16.6%	13.6%
Per share data for the six months ended June 30			
Diluted earnings per share (in CHF)	**16.90**	14.77	14%

[1] Returns for the periods ended June 30, 2006 and 2005 are annualized on a compound basis using the results for the six months ended June 30. Returns for the period ended December 31, 2005 are for the year ended December 31, 2005. ROE is based on net income attributable to common shareholders.

Zurich share performance (indexed) since September 4, 2002



09/2002
03/2003
09/2003
03/2004
09/2004
03/2005
09/2005
03/2006
350%
300%
250%
200%
150%
100%
50%
0%
Source: Datastream
Zurich Financial Services
Swiss Market Index
DJ Stoxx Insurance

In September 2002, Zurich announced a comprehensive action plan to improve the Group's profitability and strengthen its balance sheet. The figure depicts Zurich's share price development since the launch of the program.



Where We Are

●● Countries with Zurich offices
Additional countries where we have capabilities

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group has its headquarters in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

The core of our business is general and life insurance. We provide insurance and risk management solutions and services for individuals, small and mid-sized businesses, large corporations and major multinational companies. We also distribute third-party financial services products.

Zurich – an Industry Leader

Our strengths include...

- Global presence, experience and capabilities
- A balanced portfolio of insurance businesses, geographically and by line of business
- Our people, with their local expertise and the strength of an international network
- A tradition of flexibility and innovative solutions for better customer service
- Capacity, underlying financial strength and stability
- Sharing relevant knowledge and risk insights that help customers to better manage their risk

Zurich – a Global Insurer

- We offer insurance solutions for more than half of Fortune's Global 100 companies
- We manage programs in more than 120 countries
- We wrote USD 46.8 billion in gross written premiums and policy fees worldwide in 2005

We aspire to become the leading global insurance group in our chosen general and life insurance markets, consistently delivering top-tier results for our shareholders. By so doing, we will create strong relationships with customers, agents and brokers and rewarding opportunities for employees.

Content

Manfred Gentz
Chairman of the Board



James J. Schiro
Chief Executive Officer

Dear Shareholder,

We are pleased to report another strong operating result for the half year 2006, resulting from our continued focus on operational excellence and financial discipline.

Net income grew by 9 percent to USD 1,957 million (including the previously announced US regulatory settlement charges of USD 262 million after tax), producing an annualized return on equity of 19 percent. In addition, business operating profit improved by 24 percent to USD 2,847 million, with increased contributions from all our business segments. These results demonstrate the underlying strengths of our operational improvement programs and market strategies, and give us confidence about Zurich's continued operational momentum.

General Insurance again showed a strong performance in all business divisions, with gross written premiums up 2 percent in local currency, to USD 18.5 billion, reflecting an ongoing rebalancing of the portfolio for risk management and profitability objectives. Our combined ratio of 94.8 percent was 2.1 percentage points lower than in the same period in 2005. Investment income rose by 16% attributable to higher yields and higher invested assets.

Global Life insurance also recorded strong results, with business operating profit rising by 4 percent to USD 557 million reflecting the effectiveness of our restructured operating model and market strategy. Gross new premiums written increased 20 percent in local currency, which, in conjunction with a new business profit margin after tax of 17.7 percent, drove a 10 percent rise in new business profit after tax of USD 205 million.

Farmers Management Services continued its consistent performance, increasing business operating profit by 1 percent to USD 615 million. The Farmers Exchanges, which we manage but do not own, recorded a 2.2 percent premium increase, with a combined ratio of 95.8 percent. The Exchanges remain well positioned for profitable growth going forward.

Our Other Businesses segment produced a business operating profit of USD 298 million, an increase of USD 144 million, with the business ceded by the Farmers Exchanges contributing USD 87 million.

These half year results reaffirm the sustainability of our operational improvement program, The Zurich Way, which has been driving transformational improvements since 2003. We remain committed to instilling this culture of excellence throughout our organization, since by embedding The Zurich Way in all our businesses, and by deepening our customer knowledge, we will benefit from economies of scale through consistent processes and procedures and build resilience for all market conditions.

We established a target of USD 500 million of economic benefits from The Zurich Way in both 2006 and 2007, and are well on our way to achieve this target this year, with significant positive impact on the Group's combined ratio. With common business processes, shared values and an embedded culture of excellence, we are confident we can serve our customers better, generate sustainable growth and profit for our shareholders, and provide an energizing and rewarding environment for our employees.

We are also renewing our focus on distribution management, making it as easy as possible for customers to do business with us, whether they are individuals or multinational corporations. By leveraging multiple distribution platforms and an increasing use of technology, we can enhance our insight into our customers' needs, develop relevant new products, and improve the quality of service we give customers.

Operational excellence, financial discipline and sound underwriting remain the cornerstones of our success. From this strong foundation, we will continue to build our brand through creating customer awareness of Zurich and familiarity with our offerings. Our internal brand awareness program aims to ensure a distinctive and consistent customer experience throughout Zurich's operations. We are committed to embracing the challenges of uncertainty that confront us while actively evaluating change to help individuals and companies deal with the relentless alterations to their lives.

All of these efforts are made possible by the 55,000 Zurich employees worldwide, who together make Zurich an organization with a breadth of global knowledge and a depth of local expertise. That team brings our brand to life, provides quality of service and ensures that our customers enjoy the benefits of one Zurich.

We thank our employees for their enthusiasm and commitment, and our customers and shareholders for their continued loyalty and support.



Manfred Gentz

Chairman of the Board



James J. Schiro

Chief Executive Officer

Zurich in Action



James J. Schiro
Chief Executive Officer

"Building the Zurich brand supports our drive for innovation and profitable growth, challenging us to put the customer at the heart of our business."


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Annual General Meeting 2006 – Zurich's consistent, solid performance underscores our commitment to shareholders.



Working closely together with customers helps us better understand their needs so we can actively evaluate change.


ZURICH



ZURICH Classic
ZURICH
Classic

BAM!
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Building strong relationships with our stakeholders helps drive our aspiration to become the leading global insurer in our chosen markets.


ZURICH
Certa e Zurich
Soluzioni assicurative



We constantly look for opportunities to gain fresh insights and broaden our capabilities to meet the challenges of a changing world.





We strive to understand the nature of our customers' business to help them deal with the complexities of an evolving risk environment.


Financial Review

Financial Review

The information contained within this document is unaudited. This document should be read in conjunction with the Zurich Financial Services Group Annual Report 2005. Interim results are not necessarily indicative of full-year results.

Group performance highlights

Key financial highlights

in USD millions, for the six months ended June 30	**2006**	2005	Change
Gross written premiums and policy fees	24,605	25,954	(5%)
Net investment result	7,471	9,479	(21%)
of which: Net investment income on Group Investments	3,871	4,030	(4%)
Business operating profit	2,847	2,305	24%
Net income before income taxes	3,075	3,043	1%
Net income attributable to shareholders	1,957	1,799	9%
General Insurance combined ratio	94.8%	96.9%	2.1 pts
Global Life gross new business annual premium equivalent (APE)	1,163	1,076	8%
Global Life new business profit margin, after tax (in % of APE)	17.7%	17.4%	0.3 pts
Diluted earnings per share (in CHF)	16.90	14.77	14%
Return on common shareholders' equity (ROE) [1]	19.0%	18.5%	0.5 pts
Business operating profit (after tax) return on common shareholders' equity [1]	18.8%	16.6%	2.2 pts

[1] Returns for the periods ended June 30, 2006 and 2005 are annualized on a compound basis using the results for the six months ended June 30. ROE is based on net income attributable to common shareholders.

Performance overview

Business operating profit for Zurich Financial Services Group (the Group) increased by 24% continuing the trend of consistent improvement in financial performance based upon the strength of our diversified portfolio.

- Our **General Insurance business operating profit** increased by 29%, or USD 396 million driven by the 2.1 percentage point improvement in the **combined ratio**, primarily resulting from continuing improvement in our **loss ratio**.
- Our **Global Life** segment contributed a 4% increase in **business operating profit** (8% in local currency) with positive contributions from all regions after adjusting for a shift of business to an external foundation in Switzerland. Sales initiatives in Global Life and changes in the operating model have resulted in increases to our **gross new business annual premium equivalent** and **new business profit margin, after tax**.
- **Farmers Management Services** maintained its strong contribution through increased **management fees and other related revenues** accompanying increased gross earned premiums at the Farmers Exchanges, which we manage but do not own.
- **Other Businesses** contributed USD 298 million to the Group's **business operating profit** driven by contributions from **Centre** and **Farmers Re**.
- Within **Corporate Functions** increased interest expense on debt due to the 2005 issuances of ECAPS and EMTNs was only partially offset by a number of positive developments, leading to an increase of USD 25 million to **business operating loss**.

Net income before income taxes increased by USD 32 million, or 1%, to USD 3.1 billion for the six months ended June 30, 2006.

- As reported in the first quarter, in the United States we recorded USD 325 million for the settlement of regulatory matters. On a segment basis we allocated USD 240 million of restitutions to General Insurance, North America Commercial, and USD 65 million of fines and USD 20 million of costs to Corporate Functions. For further details including information on the related class action settlement, refer to note 13 of our consolidated financial statements.
- Although equity markets continued to strengthen, market appreciation in the first six months of 2006 was less than that of 2005, leading to a decrease of USD 2.1 billion in **net capital gains on investments and impairments**, of which USD 42 million is attributable to shareholders.

Net income attributable to shareholders increased by USD 158 million, or 9%, to USD 2.0 billion for the six months ended June 30, 2006.

- The shareholders' **effective tax rate** was 32.2% compared with 29.9% for the six months ended June 30, 2005. The Group's overall effective income tax rate of 34.8% includes the impact of tax expense attributable to policyholders in certain jurisdictions. This rate decreased by 4.2 percentage points from 39.0% for the six months ended June 30, 2005.

Our **business operating profit (after tax) return on common shareholders' equity** increased by 2.2 percentage points to 18.8% primarily due to higher business operating profit after tax. **Return on common shareholders' equity** increased by 0.5 percentage points, a lower percentage, primarily due to the aforementioned regulatory settlements.

Diluted earnings per share increased by CHF 2.13 per share, or 14%, to CHF 16.90 per share for the six months ended June 30, 2006, compared with CHF 14.77 per share for the same period in 2005.

On a local currency basis **gross written premiums and policy fees** increased in General Insurance by 2%, declined by 2% in Global Life and by 43% in Other Businesses.

Total **distributions to common shareholders** of USD 701 million (or CHF 7.00 per share) comprise a dividend of CHF 4.60 per share and a reduction of CHF 2.40 per share in the nominal value of each registered share.

Measuring business performance

We manage our business units on their underlying performance using the measure of business operating profit. Business operating profit eliminates the impact of financial market volatility and other non-operational variables enabling us to assess the underlying insurance performance of each business.

Business operating profit reflects adjustments for net capital gains on investments and impairments (except for the capital markets and banking operations included in Other Businesses), policyholders' share of investment results for the life business, non-operational foreign exchange movements, and significant items arising from special circumstances including gains and losses on divestments of businesses. Non-operational foreign exchange movements arise from intercompany foreign currency hedging and the corporate financing of subsidiaries which are not a reflection of local operating activities and are, therefore, not included in the calculation of business operating profit. Business operating profit is not a substitute for net income as determined in accordance with International Financial Reporting Standards (IFRS).

Reconciliation to business operating profit

in USD millions, for the six months ended June 30	**2006**	2005
Net income before shareholders' taxes	2,954	2,646
Adjusted for net capital gains on investments and impairments [1]	(2,335)	(4,270)
Policyholder allocation of net capital gains on investments and impairments	1,900	3,952
Net income attributable to minority interests	(47)	(56)
Net gain on divestment of businesses	–	13
Restructuring provisions and other	375	20
Business operating profit	2,847	2,305

[1] Excluding capital markets and banking activities and certain securities held for specific economic hedging purposes.

Segmental performance highlights

in USD millions, for the six months ended June 30	Business operating profit		Gross written premiums and policy fees	
	2006	2005	**2006**	2005
General Insurance	1,781	1,385	18,477	18,635
Global Life	557	536	5,133	5,460
Farmers Management Services	615	609	–	–
Other Businesses	298	154	1,090	1,913
Corporate Functions	(404)	(379)	102	72
Total [1]	2,847	2,305	24,605	25,954

[1] After intercompany eliminations

General Insurance highlights

The overall General Insurance business environment remains attractive in our areas of operation. As premium rate pressures continue, The Zurich Way of Underwriting has become increasingly important. We have introduced initiatives across our businesses to enhance commonality of tools and methodology in order to continuously develop our technical pricing capabilities. We concentrate on those lines of business which provide the best returns, while our overall growth of 2% in local currency reflects increases in many areas of the business with some reduced writings in more competitive areas. Premium rate pressures continue in a number of areas, such as US and UK liability and UK motor. However, there are also lines of business where rates have risen, for example property rates have increased in regions prone to natural catastrophes.

General Insurance – highlights

in USD millions, for the six months ended June 30	**2006**	2005	Change
Gross written premiums and policy fees	18,477	18,635	(1%)
Net earned premiums and policy fees	13,926	13,905	0%
Insurance benefits and losses, net of reinsurance	(9,850)	(10,237)	4%
Net underwriting result	720	436	65%
Net investment income	1,545	1,329	16%
Business operating profit	**1,781**	**1,385**	**29%**
Loss ratio	70.7%	73.6%	2.9 pts
Expense ratio	24.1%	23.3%	(0.8 pts)
Combined ratio	**94.8%**	**96.9%**	**2.1 pts**

General Insurance – highlights by region

in USD millions, for the six months ended June 30	Business operating profit		Combined ratio	
	2006	2005	**2006**	2005
Global Corporate	364	270	93.9%	96.4%
North America Commercial	568	403	95.7%	97.7%
Europe General Insurance	781	714	92.9%	94.6%
International Businesses	74	116	99.8%	95.5%
Centrally Managed Businesses	(6)	(118)	nm	nm
Total	1,781	1,385	94.8%	96.9%

Business operating profit for the General Insurance segment increased by USD 396 million, or 29%, from USD 1.4 billion in the six months ended June 30, 2005, to USD 1.8 billion, primarily due to an improved net underwriting result. Net investment income increased by USD 216 million, or 16%, to USD 1.5 billion. Increases were experienced across all divisions, but particularly in North America Commercial largely as a result of a higher invested asset base combined with higher yields on debt securities.

Gross written premiums and policy fees increased by USD 286 million, or 2%, in local currency. Gross written premiums and policy fees increased in all divisions within General Insurance, except Europe General Insurance where gross written premiums and policy fees remained stable. The increases have been achieved in the midst of competition that has continued within the industry, due to our ongoing change in business mix while maintaining our emphasis on business that meets our technical price hurdle.

Our **net underwriting result** increased by USD 284 million, or 65%, to USD 720 million reflecting a 2.1 percentage point improvement in the combined ratio. Improvements in our loss ratio in all divisions, except for International Businesses, drove the decrease in the General Insurance combined ratio. In 2006 we incurred fewer large losses in Global Corporate and Centrally Managed Businesses, which contributed to this result.

Global Corporate

Global Corporate serves multinational companies with products and services tailored to their domestic and international insurance needs. Our global network enables us to operate across national, regional and functional boundaries. We provide our customers with the benefit of our international expertise and detailed local knowledge.

Global Corporate – highlights

in USD millions, for the six months ended June 30	**2006**	2005	Change
Gross written premiums and policy fees	4,426	4,357	2%
Net underwriting result	148	92	61%
Business operating profit	**364**	**270**	**35%**
Loss ratio	77.5%	81.0%	3.5 pts
Expense ratio	16.4%	15.4%	(1.0 pts)
Combined ratio	**93.9%**	**96.4%**	**2.5 pts**

Business operating profit increased by USD 94 million, or 35%, from USD 270 million in the six months ended June 30, 2005, to USD 364 million. The increase was mainly driven by a 61% improvement in our net underwriting result.

Gross written premiums and policy fees increased by 5% on a local currency basis due to a higher level of customer renewals and fronting activities offsetting the effects of rate pressure in most markets.

The **net underwriting result** increased by USD 56 million primarily due to fewer large individual property claims in 2006. Consequently, the combined ratio improved by 2.5 percentage points, driven by a 3.5 percentage point decrease in the loss ratio. Partially offsetting the improved loss ratio is a 1.0 percentage point increase in the expense ratio as a result of increased operating expenses including commission.

North America Commercial

We are a leading commercial property and casualty insurance provider in North America, serving our commercial customers, including middle market, small business, specialties and program sectors in the US and Canada.

North America Commercial – highlights

in USD millions, for the six months ended June 30	2006	2005	Change
Gross written premiums and policy fees	6,033	5,960	1%
Net underwriting result	198	100	98%
Business operating profit	**568**	**403**	**41%**
Loss ratio	69.0%	71.5%	2.5 pts
Expense ratio	26.7%	26.2%	(0.5 pts)
Combined ratio	**95.7%**	**97.7%**	**2.0 pts**

Business operating profit increased by USD 165 million, or 41%, from USD 403 million, to USD 568 million for the six months ended June 30, 2006. The increase resulted from improvements in net underwriting result and net investment income. The latter increased by USD 127 million, or 31%, to USD 534 million due to a higher invested asset base and higher interest rates on reinvestments in the US.

Gross written premiums and policy fees increased by USD 73 million, or 1%, to USD 6.0 billion primarily due to new business growth and increased customer renewals in our business units where our technical price targets are met, which is a result of our improved underwriting processes as we use new technology to help us better understand our risks. Overall, US rates are down 5% to 6%; however, we have been able to maintain flat rates across the book of business with increased rates in the Specialties and US Small Business units. Net earned premiums and policy fees increased more significantly (USD 306 million) due to lower cessions to reinsurers.

Net underwriting result improved by USD 98 million, driving a 2.0 percentage point decrease in the combined ratio. The loss ratio improved by 2.5 percentage points primarily driven by improvements in the loss ratios in our Specialties and US Small Business units. The expense ratio increased by 0.5 percentage points primarily due to lower ceding commissions and to assessment costs related to the hurricanes of 2005.

Europe General Insurance

Europe General Insurance consists of commercial and personal customer segments. Our largest markets in Europe are the UK, Germany, Switzerland, Italy and Spain. Additionally, we are well-positioned in Ireland, Portugal and Austria.

Europe General Insurance – highlights

in USD millions, for the six months ended June 30	2006	2005	Change
Gross written premiums and policy fees	6,811	7,137	(5%)
Net underwriting result	404	325	24%
Business operating profit	**781**	**714**	**9%**
Loss ratio	69.7%	72.3%	2.6 pts
Expense ratio	23.2%	22.3%	(0.9 pts)
Combined ratio	**92.9%**	**94.6%**	**1.7 pts**

Business operating profit increased by USD 67 million, or 9%, from USD 714 million in the six months ended June 30, 2005, to USD 781 million for the same period in 2006, primarily due to a 24% improvement in the net underwriting result.

Gross written premiums and policy fees remained stable overall on a local currency basis. We experienced growth in most countries, in particular in Italy and Spain, where growth was driven by the personal motor line of business. In Italy the growth was due to an extension of our agency network, while in Spain sales initiatives led to growth in volumes. Offsetting these increases were decreases in the commercial employers liability and motor lines of business in the UK, where a competitive environment has been driving rates down while we maintain our pricing discipline.

Net underwriting result increased by 24% to USD 404 million, resulting in a 1.7 percentage point decrease to the combined ratio. This was driven by a 2.6 percentage point improvement in the loss ratio, primarily due to the overall favorable attritional loss development, partially offset by increased severity of large losses mainly in our commercial customer segment in the UK and Germany, and also increased frequency of motor claims in Italy. After adjusting for the curtailment gain of 2005 related to changes in our pension scheme, the expense ratio increased by 0.1 percentage points reflecting our strategic initiatives supporting our long-term expense target.

International Businesses

Our International Businesses division consists of Asia Pacific, Latin America and Rest of International Businesses with Australia, South Africa and Japan being the largest units.

International Businesses – highlights

in USD millions, for the six months ended June 30	**2006**	2005	Change
Gross written premiums and policy fees	1,529	1,472	4%
Net underwriting result	4	45	(91%)
Business operating profit	**74**	**116**	**(36%)**
Loss ratio	65.4%	61.4%	(4.0 pts)
Expense ratio	34.4%	34.1%	(0.3 pts)
Combined ratio	**99.8%**	**95.5%**	**(4.3 pts)**

Business operating profit decreased by USD 42 million, or 36%, to USD 74 million for the six months ended June 30, 2006, primarily due to a decline of 91% in the net underwriting result driven by higher claims expense.

Gross written premiums and policy fees increased by 6% on a local currency basis with all significant countries within the segment contributing. South Africa was the most significant contributor to the increase, where both new business volumes and customer retention (primarily in the motor line of business) drove growth in gross written premiums and policy fees.

Net underwriting result declined by USD 41 million to USD 4 million. Consequently, the combined ratio increased by 4.3 percentage points driven by a 4.0 percentage point increase in the loss ratio. Insurance benefits and losses, net of reinsurance increased by USD 94 million. The increase in the loss ratio was primarily driven by higher frequency and severity of weather related events in South Africa, cyclones in Australia and higher motor losses in Latin America.

Centrally Managed Businesses

The use of reinsurance is a key component of the Group's risk mitigation and capital management strategies. The Centrally Managed Businesses division represents our internal reinsurance programs.

Centrally Managed Businesses – highlights

in USD millions, for the six months ended June 30	**2006**	2005	Change
Gross written premiums and policy fees	371	151	nm
Net underwriting result	(34)	(135)	75%
Business operating loss	**(6)**	**(118)**	**95%**

Business operating loss decreased by USD 112 million to USD 6 million for the six months ended June 30, 2006, primarily driven by the USD 101 million improvement in the net underwriting result.

Gross written premiums and policy fees increased by USD 220 million to USD 371 million due to additional assumed written premiums from other divisions; however, as these premiums are mostly retroceded through our reinsurance programs, net earned premiums and policy fees increased by USD 50 million.

Net underwriting result improved by USD 101 million, primarily due to the small number of large prior year claims which occurred in the first half of 2005 but were not experienced in 2006.

Global Life highlights

In the first half of 2006, we continued to build on the momentum established over the past two years. We concentrate on profitable business and markets and on making changes to our business and distribution models. This has allowed us to focus on growth through new product development, new distribution opportunities and further process and sales efficiencies.

European embedded value

We measure the embedded value of our life insurance business in addition to the valuation in accordance with IFRS. Embedded value information takes into account the value of new business measured from the point of sale of the contract, a value which is not fully recognized under IFRS. Starting from December 31, 2005, we have adopted the European Embedded Value (EEV) Principles for the companies and business reported in the Global Life segment. Our EEV methodology uses a "bottom-up" market consistent approach allowing explicitly for market risk. In particular, asset and liability cash flows are valued using risk discount rates consistent with those applied to similar cash flows in the capital markets, and options and guarantees are valued using market consistent models calibrated to observable market prices.

Global Life – highlights

in USD millions, for the six months ended June 30	**2006**	2005	Change
Insurance deposits	5,619	4,643	21%
Gross written premiums and policy fees	5,133	5,460	(6%)
Net investment income	3,272	3,362	(3%)
of which: shareholders' share of net investment income	1,668	1,958	(15%)
Insurance benefits and losses, net of reinsurance	(4,557)	(4,607)	1%
Underwriting and policy acquisition costs, net of reinsurance	(629)	(868)	28%
Administrative and other operating expenses	(767)	(664)	(16%)
Business operating profit	**557**	**536**	**4%**
Embedded value – highlights			
Gross new business annual premium equivalent (APE) [1]	**1,163**	**1,076**	**8%**
Present value of new business premiums (PVNBP)	9,028	8,860	2%
New business profit margin, after tax (in % of APE)	**17.7%**	**17.4%**	**0.3 pts**
New business profit margin, after tax (in % of PVNBP)	2.3%	2.1%	0.2 pts
New business profit, after tax	**205**	**187**	**10%**

[1] APE is taken as annual premiums plus 10% of single premiums.

Global Life - highlights by region

in USD millions, for the six months ended June 30	**Business operating profit**		**New business profit margin, after tax (in % of APE)**	
	2006	2005	**2006**	2005
United States	107	105	49.0%	80.0%
United Kingdom	111	62	9.2%	8.1%
Germany	77	68	18.9%	17.9%
Switzerland	105	156	9.6%	2.9%
Rest of Europe	107	104	20.4%	17.1%
International Businesses	50	41	24.1%	30.3%
Total	557	536	17.7%	17.4%

Business operating profit increased by USD 21 million to USD 557 million for the six months ended June 30, 2006 due to improvements from all regions, except Switzerland. The UK was the most significant contributor with an increase in business operating profit of USD 49 million.

Gross new business annual premium equivalent (APE) increased by USD 87 million, or 8% (20% in local currency), primarily due to sales campaigns and the introduction of new products positively affecting volumes, in particular through the banking channel. The most significant contributors to the increase were International Businesses, our international expatriate business based in the Isle of Man, Ireland and Italy. Although the gross new business annual premium equivalent in Germany, Switzerland and Spain decreased, the increase in their new business profit margin, after tax, was primarily due to the increase in risk free rates compared with 2005 which reduced the cost of options and guarantees. **New business profit margin, after tax (in % of APE)** increased by 0.3 percentage points to 17.7%. Together, these factors above contributed to a 10% (19% in local currency) increase to USD 205 million in our new business profit, after tax.

United States

Farmers New World Life (FNWL) is the Group's life insurance provider in the US, with individual life insurance as its primary line of business. FNWL distributes its wide range of life and annuity products focused on the middle market through the more than 17,000 agents of the Farmers Exchanges.

United States – highlights

in USD millions, for the six months ended June 30	**2006**	2005	Change
Insurance deposits	259	260	(0%)
Gross written premiums and policy fees	317	298	6%
Business operating profit	**107**	**105**	**2%**
Embedded value – highlights			
Gross new business annual premium equivalent (APE)	53	54	(2%)
New business profit margin, after tax (in % of APE)	49.0%	80.0%	(31.0 pts)
New business profit, after tax	**26**	**43**	**(40%)**

Business operating profit was relatively stable at USD 107 million representing FNWL's steady contribution.

Gross new business annual premium equivalent (APE) decreased marginally following a reduction of single premiums written as a result of lower sales of annuities as the current interest rate environment makes these products less attractive compared with other available investment vehicles. **New business profit margin, after tax (in % of APE)** decreased 31.0 percentage points primarily driven by the effect of rising interest yields in the US which result in higher discounting of future profits.

United Kingdom

In the UK we principally offer participating protection products, investment bonds and tax advantaged investment products, which are distributed through a wide range of independent intermediaries, and through Openwork, one of the largest multi-tied distribution networks in the UK.

United Kingdom – highlights

in USD millions, for the six months ended June 30	**2006**	2005	Change
Insurance deposits	2,161	2,091	3%
Gross written premiums and policy fees	1,053	1,013	4%
Business operating profit	**111**	**62**	**79%**
Embedded value – highlights			
Gross new business annual premium equivalent (APE)	384	367	5%
New business profit margin, after tax (in % of APE)	9.2%	8.1%	1.1 pts
New business profit, after tax	**35**	**30**	**17%**

Business operating profit increased by USD 49 million compared with the six months ended June 30, 2005, primarily due to growth in our single premium business, which generated an increase of USD 378 million in gross written premiums and policy fees on a like on like basis (after adjusting for fees for policyholder taxes and foreign exchange), and an offsetting increase in insurance benefits and losses, net of reinsurance. Underwriting and policy acquisition costs decreased partially due to lower amortization of deferred acquisition costs resulting from rising interest rates on our unit-linked protection products, as well as the nonrecurrence of costs associated with the introduction of Openwork.

Gross new business annual premium equivalent (APE) increased by 5% driven by higher sales of investment products through both the IFA and Openwork channels. **New business profit margin, after tax (in % of APE)** increased by 1.1 percentage points to 9.2%.

Germany

In Germany we distribute a comprehensive range of traditional and unit-linked products through our tied sales force, brokers and our distribution partnership with Deutsche Bank.

Germany – highlights

in USD millions, for the six months ended June 30	**2006**	2005	Change
Insurance deposits	418	356	17%
Gross written premiums and policy fees	1,637	1,819	(10%)
Business operating profit	**77**	**68**	**13%**
Embedded value – highlights			
Gross new business annual premium equivalent (APE)	217	252	(14%)
New business profit margin, after tax (in % of APE)	18.9%	17.9%	1.0 pts
New business profit, after tax	**41**	**45**	**(9%)**

Business operating profit increased by USD 9 million, or 13%, to USD 77 million primarily as a result of the change in our business mix. The shift of business from endowments to unit-linked products and the spillover effect of the year-end 2004 tax changes into 2005, resulted in decreases to both gross written premiums and policy fees and insurance benefits and losses, net of reinsurance. Lower expected margins on unit-linked products have resulted in a lower amortization of acquisition costs compared with 2005.

Gross new business annual premium equivalent (APE) *decreased by USD 35 million, or 14%, primarily as* a result of the spillover effect referred to above. **New business profit margin, after tax (in % of APE)** increased by 1.0 percentage point to 18.9% as a result of the increase in risk free rates compared with the prior year leading to a reduction in the cost of options and guarantees.

Switzerland

In Switzerland we focus on individual life products, where we offer a comprehensive range of traditional and unit-linked products. We serve the needs of our group pension customers mainly through our relationship with independent foundations. We distribute through our tied sales force, brokers and other intermediaries.

Switzerland – highlights

in USD millions, for the six months ended June 30	**2006**	2005	Change
Insurance deposits	15	10	50%
Gross written premiums and policy fees	1,204	1,452	(17%)
Business operating profit	**105**	**156**	**(33%)**
Embedded value – highlights			
Gross new business annual premium equivalent (APE)	44	51	(14%)
New business profit margin, after tax (in % of APE)	9.6%	2.9%	6.7 pts
New business profit, after tax	**4**	**1**	**nm**

Business operating profit decreased by USD 51 million primarily due to the curtailment gain recorded in 2005 related to changes in our pension scheme and the continued transfer of group life contracts to independent foundations. As a result, gross written premiums and policy fees and insurance benefits and losses, net of reinsurance, continued to decrease.

Gross new business annual premium equivalent (APE) remained stable in local currency as increased volumes of individual business offset decreases of group life contracts referred to above. **New business profit margin, after tax (in % of APE)** increased by 6.7 percentage points to 9.6% as a result of the increase in risk free rates compared with the prior year, which led to a reduction in the cost of options and guarantees.

Rest of Europe

In the Rest of Europe, principally Ireland, Italy, Spain and the Isle of Man, we offer selected products to meet the needs of our customers in each market. In Ireland we distribute mainly through independent intermediaries. In Italy and Spain we distribute through our tied agents and through our distribution partnerships with Deutsche Bank and other intermediaries.

Rest of Europe – highlights

in USD millions, for the six months ended June 30	**2006**	2005	Change
Insurance deposits	1,914	1,296	48%
Gross written premiums and policy fees	630	630	–
Business operating profit	**107**	**104**	**3%**
Embedded value – highlights			
Gross new business annual premium equivalent (APE)	360	293	23%
New business profit margin, after tax (in % of APE)	20.4%	17.1%	3.3 pts
New business profit, after tax	**74**	**50**	**48%**

Business operating profit increased by 7% on a local currency basis. Gross written premiums and policy fees increased by 5%, and insurance deposits by 54%, both on a local currency basis, particularly in the Isle of Man, Ireland and Italy driven by new products and growth in unit-linked products.

Gross new business annual premium equivalent (APE) increased by USD 67 million, or 23% primarily due to changes in business mix. The increases were partially offset by decreases in Spain as a result of a higher number of sales campaigns in the first half of 2005 compared with 2006. **New business profit margin, after tax (in % of APE)** increased 3.3 percentage points to 20.4%, as a result of a reduction of tax rates in the Isle of Man following the corporate restructuring that took place at the end of 2005 and the repricing of two main products. These increases were only partially offset by expense increases in Italy and revised persistency assumptions in Ireland.

International Businesses

Our International Businesses offer primarily traditional and unit-linked products. In certain markets such as Australia we also offer investment products. Our major markets are Australia, Japan, Hong Kong, Mexico, Chile and Argentina.

International Businesses – highlights

in USD millions, for the six months ended June 30	**2006**	2005	Change
Insurance deposits	852	630	35%
Gross written premiums and policy fees	294	250	18%
Business operating profit	**50**	**41**	**22%**
Embedded value – highlights			
Gross new business annual premium equivalent (APE)	105	59	78%
New business profit margin, after tax (in % of APE)	24.1%	30.3%	(6.2 pts)
New business profit, after tax	**25**	**18**	**39%**

Business operating profit increased by USD 9 million, or 22%, primarily as a result of growth in both gross written premiums and policy fees and insurance deposits, in particular in Australia.

Gross new business premium equivalent (APE) increased by USD 46 million, or 78%, primarily due to Hong Kong where sales campaigns in the first half of 2006 resulted in higher new business volumes. **New business profit margin, after tax (in % of APE)** decreased by 6.2 percentage points to 24.1% primarily due to a change in the mix of new business.

Farmers Management Services highlights

Farmers Group, Inc. and its subsidiaries (FGI) provide non-claims related management services to the Farmers Exchanges, which we manage but do not own, prominent writers of personal lines and small commercial lines business in the US. FGI receives fee income for the provision of these services and additional fee income for the provision of other services to the Exchanges and their customers.

Farmers Management Services is focusing on market leadership through innovation, customer experience and operational excellence. For example, we are implementing ServicePoint, similar to our claims HelpPoint, that will present a single point of contact to both customers and agents to better service them while gaining operational efficiencies. Consistent with this aim, we have ongoing IT initiatives to improve our service and product offerings, as well as our operational infrastructure. We are also focused on developing innovative and differentiated products to our existing customers, in addition to focusing on new customer segments.

Farmers Management Services – highlights

in USD millions, for the six months ended June 30	**2006**	2005	Change
Management fees and other related revenues	1,054	1,020	3%
Management and other related expenses	(515)	(483)	(7%)
Business operating profit	**615**	**609**	**1%**
Gross operating margin	51.3%	52.6%	(1.3 pts)

Business operating profit increased by USD 6 million, or 1%, to USD 615 million during the first six months of 2006 as increased revenues from service charges and membership fees offset increased management and other related expenses, which relate to the initiatives described above. As a result of these increased expenses, the gross operating margin decreased by 1.3 percentage points. Net investment income decreased by USD 3 million for the six months ended June 30, 2006 compared with the prior year.

The Farmers Exchanges recorded a 2% increase in gross earned premiums and policy fees primarily due to volume increases in the homeowners, commercial and specialties lines of business.

Other Businesses highlights

Other Businesses includes Farmers Re, which provides reinsurance to the Farmers Exchanges, Centre and our capital markets and banking activities. This segment also includes certain businesses which are centrally managed and are not considered to be core businesses. Certain of the business operations in this segment have been discontinued, divested or put into run-off. The current results of this segment are not indicative of future results.

Other Businesses – highlights

in USD millions, for the six months ended June 30	**2006**	2005	Change
Net earned premiums and policy fees	1,126	1,636	(31%)
Net investment result	352	852	(59%)
Total benefits, losses and expenses	(1,271)	(2,401)	47%
Business operating profit	**298**	**154**	**94%**

Business operating profit of USD 298 million was contributed primarily by Centre and Farmers Re. Business operating profit at Centre increased by USD 120 million to USD 130 million, mainly driven by reduced insurance benefits in the life business.

Farmers Re business operating profit decreased by USD 26 million, or 23%, to USD 87 million primarily due to lower levels of reinsurance ceded by the Farmers Exchanges to Farmers Re in 2006.

Corporate Functions highlights

Corporate Functions includes Group holding and financing companies, Corporate Center operations and alternative investments.

Main drivers of the result of this segment are investment income and interest expense relating to the financing of the Group, capital gains and losses on investments, central costs for services provided to the businesses and projects managed centrally before recharges to the businesses.

Corporate Functions – highlights

in USD millions, for the six months ended June 30	**2006**	2005	Change
Net investment income	305	337	(9%)
Interest expense on debt	(557)	(470)	(19%)
Business operating loss	**(404)**	**(379)**	**(7%)**
Headquarter expenses, after recharges to operating businesses and excluding foreign currency	(107)	(79)	(35%)

Business operating loss increased by USD 25 million to USD 404 million for the six months ended June 30, 2006. An anticipated increase of USD 87 million in interest expense on debt was due to issuances under the EMTN Programme in June 2005 and of ECAPS in December 2005. Lower net investment income was partially offset by an increase in foreign currency gains of USD 128 million within Corporate Functions.

Headquarter expenses, after recharges to operating businesses and excluding foreign currency increased by USD 28 million to USD 107 million, primarily as a result of expenses for our global branding campaign.

Investment performance

Total investments as shown in the consolidated balance sheet include Group investments, where we bear part or all of the investment risk, and investments for unit-linked products, where policyholders bear the investment risk.

We manage our diversified Group investment portfolio to optimize benefits for both shareholders and policyholders while ensuring compliance with local regulatory and business requirements under the guidance of our Asset/Liability Management and Investment Committee. Investments for unit-linked products are managed in accordance with the investment objectives of each unit-linked fund.

Group investments performance

in USD millions, for the six months ended June 30	**2006**	2005	Change
Net investment income	3,871	4,030	(4%)
Net capital gains/(losses) on investments and impairments	507	1,001	(49%)
of which: net capital gains/(losses) on investments and impairments attributable to shareholders	415	457	(9%)
Net investment result	4,378	5,031	(13%)
Movements in net unrealized gains on investments included in total equity	(3,718)	1,239	nm
Total investment result, net of investment expenses [1]	**660**	**6,270**	**(89%)**
Average investments [2]	182,245	187,698	(3%)
Total return on investments [3]	**0.4%**	**3.3%**	**(2.9 pts)**

[1] Including investment expenses of USD 122 million and USD 116 million for the six months ended June 30, 2006 and 2005, respectively.
[2] Excluding average cash received as collateral for securities lending of USD 4.3 billion and USD 4.8 billion in the six months ended June 30, 2006 and 2005, respectively.
[3] Total return is not annualized.

Group investments are primarily invested in debt securities. **Net investment income** from our Group investments decreased by 4%, and on a local currency basis by 1%. Income from debt securities remained relatively unchanged. Net investment income yield remained unchanged for the six months ended June 30, 2006 at 2.1%. The shareholders' share of our Group investments net investment income is USD 3.3 billion.

Net capital gains on investments and impairments decreased by 49% to USD 507 million for the six months ended June 30, 2006 compared with the prior year. The shareholders' share of these gains declined by USD 42 million to USD 415 million. Revaluations of investments held at fair value through profit and loss decreased by USD 518 million for the six months ended June 30, 2006. This was driven by lower values of debt securities (from our UK life with profits business) due to increasing interest rates in 2006. Partially offsetting the decrease above was active gains realization of USD 488 million, primarily on equity securities. The net capital gains on investments and impairments yield on Group investments was 0.3% for the six months ended June 30, 2006, compared with 0.5% for the same period in 2005.

The net investment result yield on Group investments was 2.4% and 2.6% for the six months ended June 30, 2006 and 2005, respectively.

As a result of higher interest rates, we recorded a net unrealized loss in shareholders' equity on available-for-sales investments included within equity for the six months ended June 30, 2006 of USD 3.7 billion compared with a gain of USD 1.2 billion in the prior period.

Unit-linked investments performance

in USD millions, for the six months ended June 30	**2006**	2005	Change
Net investment income	1,285	1,040	24%
Net capital gains/(losses) on investments and impairments	1,808	3,408	(47%)
Net investment result, net of investment expenses [1]	3,093	4,448	(30%)
Average investments	97,217	85,482	14%
Total return on investments [2]	**3.2%**	**5.2%**	**(2.0 pts)**

[1] Including investment expenses of USD 207 million and USD 204 million for the six months ended June 30, 2006 and 2005, respectively.
[2] Total return is not annualized.

Unit-linked investments are primarily invested in equity securities. As equity markets rose strongly over 2005 and in the first quarter of 2006, we experienced net capital gains on investments and impairments. However, the decline for the six months ended June 30, 2006, as compared with the prior year was largely due to the lower rate of appreciation in equity markets in the first six months of 2006 compared with the same period in 2005.

Total investments performance

in USD millions, for the six months ended June 30	**2006**	2005	Change
Net investment income	5,156	5,070	2%
Net capital gains/(losses) on investments and impairments	2,315	4,409	(47%)
of which: net capital gains/(losses) on investments and impairments attributable to shareholders	415	457	(9%)
Net investment result	7,471	9,479	(21%)
Movements in net unrealized gains on investments included in total equity	(3,718)	1,239	nm
Total investment result, net of investment expenses [1]	**3,753**	**10,718**	**(65%)**
Average investments [2]	279,462	273,180	2%
Total return on investments [3]	**1.3%**	**3.9%**	**(2.6 pts)**

[1] Including investment expenses of USD 329 million and USD 320 million for the six months ended June 30, 2006 and 2005, respectively.
[2] Excluding average cash received as collateral for securities lending of USD 4.3 billion and USD 4.8 billion in the six months ended June 30, 2006 and 2005, respectively.
[3] Total return is not annualized.

Our total investments performance is the sum of our Group investments and unit-linked investments performances, and ties to the balances shown in our consolidated financial statements.

Currency translation impact

The Group operates worldwide in multiple currencies and seeks to match its foreign exchange exposures on an economic basis. As the Group has chosen the US dollar as its presentation currency, differences arise when functional currencies are translated into the Group's presentation currency.

Selected operating statement items

variance over the prior period, for the six months ended June 30, 2006	in USD millions	in %
Gross written premiums and policy fees	(658)	(3%)
Insurance benefits and losses, net of reinsurance	439	3%
Net income attributable to shareholders	(54)	(3%)

Selected balance sheet items

variance over December 31, 2005, as of June 30, 2006	in USD millions	in %
Total investments	14,754	5%
Gross reserves for insurance contracts	11,044	5%
Cumulative translation adjustment in total equity	502	2%

The operating statements are translated at average exchange rates where the strengthening of the US dollar for the six months ended June 30, 2006, compared with the prior year, had a negative effect on gross written premiums and policy fees and net income attributable to shareholders, but a positive effect on insurance benefits and losses, net of reinsurance.

The weakness of the US dollar at June 30, 2006, as compared with December 31, 2005, had a positive effect on balance sheet items in US dollar terms, which are translated at closing exchange rates.

Summary of quarterly consolidated financial information

in USD millions, for the three months ended	**06/30/06**	03/31/06
Gross written premiums and policy fees	11,171	13,434
Net earned premiums and policy fees	9,611	10,292
Net investment result [1]	(142)	7,613
Other revenues	906	870
Total revenues	10,375	18,775
Insurance benefits and losses, net of reinsurance	7,183	7,764
Policyholder dividends and participation in profits, net of reinsurance	(2,101)	5,836
Other expenses	3,700	3,693
Total benefits, losses and expenses	8,782	17,293
Net income before income taxes	**1,593**	**1,482**
Net income attributable to shareholders	**1,172**	**785**
Business operating profit	**1,488**	**1,359**

[1] Includes net investment income and net capital gains on investments and impairments.

in USD millions, for the three months ended	12/31/05	09/30/05	06/30/05	03/31/05
Gross written premiums and policy fees	10,570	10,273	12,062	13,892
Net earned premiums and policy fees	10,074	9,693	10,359	10,331
Net investment result [1]	6,061	7,607	5,878	3,601
Other revenues	995	901	869	817
Total revenues	17,130	18,201	17,106	14,749
Insurance benefits and losses, net of reinsurance	8,326	7,868	8,325	7,900
Policyholder dividends and participation in profits, net of reinsurance	3,642	5,556	3,350	1,884
Other expenses	3,641	3,875	3,681	3,672
Total benefits, losses and expenses	15,609	17,299	15,356	13,456
Net income before income taxes	**1,521**	**902**	**1,750**	**1,293**
Net income attributable to shareholders	**958**	**457**	**1,020**	**779**
Business operating profit	**1,084**	**558**	**1,271**	**1,034**

[1] Includes net investment income and net capital gains on investments and impairments.

Balance sheet highlights

Balance sheet highlights

in USD millions, as of	06/30/06	12/31/05	Change
Group investments	189,662	183,455	3%
Investments for unit-linked products	100,597	93,838	7%
Total investments	290,259	277,293	5%
Gross reserves for losses and loss adjustment expenses	63,037	60,425	4%
Gross other reserves for insurance contracts, excluding unit-linked products	109,131	103,808	5%
Gross reserves for unit-linked insurance products	58,851	55,691	6%
Total gross reserves for insurance contracts	231,019	219,924	5%
Liabilities for investment contracts (primarily unit-linked)	44,812	40,999	9%
Financial debt	7,840	7,540	4%
Total equity	22,385	23,240	(4%)
Total financial debt and equity	30,225	30,780	(2%)

Total investments increased by USD 13.0 billion; however, on a local currency basis they decreased by USD 1.8 billion. Similarly, total gross reserves for insurance contracts increased by 5%, but on a local currency basis remained stable. Liabilities for investment contracts have increased on a local currency basis by 2% primarily due to equity market increases. Although financial debt has remained stable, total financial debt and equity have decreased due to distributions to shareholders and net unrealized losses on debt securities for the six months ended June 30, 2006.

Investments

Total investments as shown in the consolidated balance sheets include Group investments, where we bear part or all of the investment risk, and investments for unit-linked products, where policyholders bear the investment risk. Investments for unit-linked products include investments held for liabilities related to insurance and investment contracts except for investment policies with discretionary participation features where the investments are managed as part of Group investments.

Breakdown of Investments

in USD millions, as of	06/30/06		12/31/05	
	Group Investments	**Unit-linked Investments**	Group Investments	Unit-linked Investments
Cash and cash equivalents	16,623	5,141	18,723	4,759
Equity securities:	16,913	79,069	15,550	74,764
Common stocks, including equity unit trusts	9,981	73,637	9,413	69,898
Unit trusts (debt securities, real estate and short-term investments)	2,862	5,432	2,420	4,866
Common stock portfolios backing participating with-profit policyholder contracts	1,682	–	1,691	–
Trading equity portfolios in capital markets and banking activities	2,388	–	2,026	–
Debt securities	122,134	8,002	118,011	7,286
Real estate held for investment	6,863	7,673	6,314	6,388
Mortgage loans	10,170	–	9,307	–
Policyholders' collateral and other loans	13,494	2	11,984	3
Investments in associates	609	–	580	–
Other investments	2,856	710	2,986	638
Subtotal	189,662	100,597	183,455	93,838
Total investments	**290,259**		**277,293**	

Total investments increased by USD 13.0 billion, or 5%, to USD 290.3 billion as of June 30, 2006. However, after adjusting for foreign currency translation effects, total investments decreased by USD 1.8 billion due to negative revaluations being offset by continued inflows of funds into investments.

Net purchases of debt securities (excluding trading securities) for the six months ended June 30, 2006, amounted to USD 3.3 billion; however, this was more than offset by negative fair value changes, due to higher interest rates, of USD 4.3 billion.

Net sales of equity securities (excluding trading securities) amounted to USD 528 million for the six months ended June 30, 2006. Foreign exchange changes contributed a positive effect of USD 5.0 billion to our equity securities balance for the period.

In addition to net purchases of real estate of USD 366 million, our real estate appreciated in value by USD 613 million for the period.

The increase in mortgage and policyholders' collateral and other loans is due to net purchases in line with the overall development of the portfolio.

Reserves for Losses and Loss Adjustment Expenses

We establish reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. These estimates are based on assumptions regarding the development of reserved claims, which may be different from the actual development of claims over time. Any changes in estimates are reflected in the operating statement in the period in which estimates are changed.

Development of reserves for losses and loss adjustment expenses

in USD millions	2006	2005	Change
As of January 1 (opening balance)			
Gross reserves for losses and loss adjustment expenses	60,425	57,765	5%
Reinsurers' share	(14,231)	(14,278)	(0%)
Net reserves for losses and loss adjustment expenses	46,194	43,487	6%
Net losses and loss adjustment expenses incurred			
Current period	10,619	10,896	(3%)
Prior years	(180)	97	nm
Total	10,439	10,993	(5%)
Total net losses and loss adjustment expenses paid	(9,217)	(8,763)	5%
Divestments of companies and businesses, including transfer to liabilities held for sale [1]	–	(1,083)	(100%)
Currency translation effects	1,622	(2,083)	nm
As of June 30 (closing balance)			
Net reserves for losses and loss adjustment expenses	**49,038**	**42,551**	**15%**
Reinsurers' share	(13,999)	(14,475)	(3%)
Gross reserves for losses and loss adjustment expenses	63,037	57,026	11%

[1] The assets and liabilities of Universal Underwriters Group were categorized as held for sale as of June 30, 2005, in accordance with IFRS 5.

The gross reserves for losses and loss adjustment expenses balance includes the Group's loss reserves, not only those included within the General Insurance segment.

Gross reserves for losses and loss adjustment expenses increased by 4%, or 1% on a local currency basis from January 1, 2006, to June 30, 2006. Growth in reserves is consistent with the growth in our General Insurance segment, which was partially offset by reductions in our Other Businesses segment.

Net losses and loss adjustment expenses incurred in the current period have declined due to fewer large losses in 2006 compared with 2005. Also beneficial for the six months ended June 30, 2006, was favorable net prior year development in our General Insurance segment.

Farmers Re assumed less premiums from the Farmers Exchanges resulting in lower gross reserves for loss and loss adjustments. Additionally, reserves have decreased in our businesses in run-off, either through commutations or natural attrition.

Capitalization and Indebtedness

Capitalization and indebtedness

in USD millions, as of	**06/30/06**	12/31/05	Change
Collateralized loans	2,871	3,056	(6%)
Debt related to capital markets and banking activities	2,288	2,139	7%
Obligation to repurchase securities	5,568	5,295	5%
Total operational debt	10,727	10,490	2%
Senior debt	3,128	2,933	7%
Subordinated debt	4,712	4,607	2%
Total financial debt	7,840	7,540	4%
Shareholders' equity	21,885	22,426	(2%)
Minority interests	500	814	(39%)
Total equity	22,385	23,240	(4%)
Total financial debt and equity	**30,225**	**30,780**	**(2%)**

Total operational debt increased by 2%, or USD 237 million. The primary drivers of this increase are a USD 149 million increase in debt related to capital markets and banking activities as the business grows, and a USD 273 million increase in our obligation to repurchase securities related to investment management activities in our UK businesses. Partially offsetting these increases, was a decrease in our collateralized loans balance as the mortgage loans, by which they are secured, matured.

The size of the Group's Euro Medium Term Note (EMTN) Programme allows for the potential issuance of senior and subordinated notes; the maximum under the program is USD 6 billion, of which USD 4.0 billion was outstanding as of June 30, 2006.

The Group has access to a syndicated revolving credit facility of USD 3 billion which was put in place in April 2004. This credit facility consists of two equal tranches maturing in 2007 and 2009. Zurich Group Holding, together with Zurich Insurance Company and Farmers Group, Inc., are guarantors of the facility and can draw up to USD 1.25 billion, USD 1.5 billion and USD 250 million, respectively. No borrowings were outstanding under this facility as of June 30, 2006.

Dunbar Bank has access to various committed credit facilities totaling GBP 465 million. No borrowings were outstanding under these facilities as of June 30, 2006.

Total Equity

Total equity

in USD millions	Shareholders' equity	Minority interests	Total equity
As of December 31, 2005	**22,426**	**814**	**23,240**
Change in net unrealized gains on investments excluding translation adjustments	(1,848)	(20)	(1,868)
Currency translation adjustments	449	53	502
Issuance of share capital	77	–	77
Distributions to shareholders	(727)	(8)	(735)
of which: Nominal value reduction of share capital	(177)	–	(177)
of which: Dividends	(550)	(8)	(558)
Redemption of preferred securities	(425)	(355)	(780)
Share based payment transactions	(25)	–	(25)
Treasury share transactions	1	–	1
Net income after taxes	1,957	47	2,004
Net changes in capitalization and minority interests	–	(31)	(31)
As of June 30, 2006	**21,885**	**500**	**22,385**

The decrease in **total equity** for the six months ended June 30, 2006, resulted from preferred security redemptions, distributions to shareholders and net unrealized losses caused by higher interest rates, which more than offset the contribution of net income after taxes to equity.

Distributions to shareholders totaled USD 727 million, of which USD 701 million was distributed to common shareholders and USD 26 million to preferred shareholders. The distributions to common shareholders of CHF 7.00 per share comprised a dividend of CHF 4.60 per share and a payout of CHF 2.40 per share in the form of the nominal value reduction of each registered share. The total payout of CHF 7.00 per share was approved at the Annual General Meeting on April 20, 2006, and was paid to shareholders on July 4, 2006. The nominal value reduction was subject to the fulfillment of the necessary requirements and the registration of the share capital reduction in the Commercial Registrar of the Canton of Zurich. The nominal value of each registered share reduced from CHF 2.50 to CHF 0.10.

On March 30, 2006, and April 11, 2006, we redeemed the Series I and Series III of Trust Capital Securities (Zurich RegCaPS), respectively. The liquidation amounts totaled USD 425 million in aggregate.

On March 16, 2006, we redeemed 12,000,000 Series A Preference Shares issued by Zurich Financial Services (Jersey) Ltd., with a par value of EUR 25 per security for a total of USD 355 million, reducing minority interests.

In March 2006 we listed one million shares of contingent capital on the SWX Swiss Exchange to fulfill obligations under employee share and option plans. Proceeds from shares issued as of June 30, 2006, totaled USD 77 million.

For the six months ended June 30, 2006, we recorded net unrealized losses on investments, excluding translation adjustments, in total equity reflecting lower values of debt securities due to increasing interest rates.

Cash flows

Summary of cash flows

in USD millions, for the six months ended June 30	**2006**	2005
Net income attributable to shareholders	1,957	1,799
Adjustments for:		
Net capital gains on investments and impairments	(2,315)	(4,409)
Net loss on divestments of businesses	–	13
Share of equity in income of investments in associates	(35)	(96)
Depreciation, amortization and impairments of fixed and intangible assets	217	220
Other non-cash items	767	(19)
Changes in operational assets and liabilities [1]	1,960	8,505
Net cash provided by operating activities	2,551	6,013
Net cash used in investing activities	(3,958)	(3,864)
Net cash provided by/(used in) financing activities	(770)	1,027
Foreign currency translation effects on cash and cash equivalents	973	(1,199)
Change in cash and cash equivalents [2]	(1,204)	1,977
Change in cash received as collateral for securities lending	(514)	(800)
Cash and cash equivalents reclassified to assets held for sale	–	(458)
Cash and cash equivalents as of January 1, including cash received as collateral for securities lending	23,482	22,457
Cash and cash equivalents as of June 30, including cash received as collateral for securities lending	**21,764**	**23,176**

[1] Cash flows related to investments held for trading purposes are reflected in "cash flows provided by operating activities".
[2] Excluding the change in cash received as collateral for securities lending.

Net cash provided by operating activities decreased compared with the six months ended June 30, 2005 due in part to the continued wind-down of certain operations within the Other Businesses segment. Also contributing to the decrease were net loss and loss adjustment expenses paid as a result of the hurricanes which occurred in the second half of 2005, and a net outflow on unit-linked policies, resulted in lower cash provided by operating activities.

Net cash flow from investments activities remained relatively stable in line with the development of investments.

Net cash flow used in financing activities increased due to the redemption of preferred securities.



Consolidated Financial Statements

Consolidated operating statements (unaudited)

in USD millions, for the six months ended June 30	Notes	**2006**	2005
Revenues			
Gross written premiums and policy fees		24,605	25,954
Less premiums ceded to reinsurers		(3,114)	(3,535)
Net written premiums and policy fees		21,491	22,419
Net change in reserves for unearned premiums		(1,588)	(1,729)
Net earned premiums and policy fees		19,903	20,690
Farmers management fees		1,054	1,020
Net investment income	4	5,156	5,070
Net capital gains on investments and impairments	4	2,315	4,409
Net loss on divestments of businesses	3	–	(13)
Other income		722	679
Total revenues		29,150	31,855
Benefits, losses and expenses			
Insurance benefits and losses, gross of reinsurance	5	16,806	18,932
Less ceded insurance benefits and losses	5	(1,859)	(2,707)
Insurance benefits and losses, net of reinsurance	5	14,947	16,225
Policyholder dividends and participation in profits, net of reinsurance	5	3,735	5,234
Underwriting and policy acquisition costs, net of reinsurance	5	3,329	3,706
Administrative and other operating expense		3,198	2,763
Amortization and impairments of intangible assets		122	125
Interest expense on debt	11	294	223
Interest credited to policyholders and other interest		450	536
Total benefits, losses and expenses		26,075	28,812
Net income before income taxes		3,075	3,043
Income tax expense	10	(1,071)	(1,188)
Net income after taxes		**2,004**	**1,855**
Net income attributable to minority interests		(47)	(56)
Net income attributable to shareholders		**1,957**	**1,799**
in USD			
Basic earnings per share		13.40	12.37
Diluted earnings per share		13.32	12.29
in CHF			
Basic earnings per share		17.00	14.87
Diluted earnings per share		16.90	14.77

The notes to the consolidated financial statements are an integral part of these half year consolidated financial statements.

Consolidated balance sheets (unaudited)

Assets

in USD millions, as of	Notes	06/30/06	12/31/05
Investments			
Cash and cash equivalents		21,764	23,482
Equity securities		95,982	90,314
Debt securities		130,136	125,297
Real estate held for investment		14,536	12,702
Mortgage loans		10,170	9,307
Policyholders' collateral and other loans		13,496	11,987
Investments in associates		609	580
Other investments		3,566	3,624
Total investments	4	290,259	277,293
Reinsurers' share of reserves for insurance contracts		20,684	20,494
Deposits made under assumed reinsurance contracts		2,008	2,450
Deferred policy acquisition costs	9	12,600	11,179
Deferred origination costs	9	783	690
Accrued investment income		2,685	2,390
Receivables		12,455	11,283
Derivative assets and other assets		1,927	1,787
Mortgage loans given as collateral		2,869	3,064
Deferred tax assets	10	2,035	4,393
Fixed assets		1,816	1,729
Goodwill		644	605
Other intangible assets		2,318	2,255
Total assets		**353,083**	**339,612**

The notes to the consolidated financial statements are an integral part of these half year consolidated financial statements.

Liabilities and equity

in USD millions, as of	Notes	**06/30/06**	12/31/05
Liabilities			
Reserve for premium refunds		665	753
Liabilities for investment contracts	7	44,812	40,999
Deposits received under ceded reinsurance contracts		2,353	2,500
Deferred front-end fees		5,057	4,659
Reserves for insurance contracts	6	231,019	219,924
Obligation to repurchase securities		5,568	5,295
Accrued liabilities		2,358	2,150
Derivative liabilities and other liabilities		21,860	21,040
Collateralized loans		2,871	3,056
Deferred tax liabilities	10	4,007	6,317
Debt related to capital markets and banking activities	11	2,288	2,139
Senior and subordinated debt	11	7,840	7,540
Total liabilities		**330,698**	**316,372**
Equity			
Share capital		10	186
Additional paid-in capital		10,367	10,315
Net unrealized (losses)/gains on investments	4	(642)	1,139
Cumulative translation adjustment		271	(111)
Retained earnings		11,208	9,801
Common shareholders' equity		21,214	21,330
Preferred securities		671	1,096
Shareholders' equity		21,885	22,426
Minority interests		500	814
Total equity		**22,385**	**23,240**
Total liabilities and equity		**353,083**	**339,612**

The notes to the consolidated financial statements are an integral part of these half year consolidated financial statements.

Consolidated statements of cash flows (unaudited)

in USD millions, for the six months ended June 30	**2006**	2005
Cash flows from operating activities		
Net income attributable to shareholders	1,957	1,799
Adjustments for:		
Net capital gains on investments and impairments	(2,315)	(4,409)
Net loss on divestments of businesses	–	13
Share of equity in income of investments in associates	(35)	(96)
Depreciation, amortization and impairments of fixed and intangible assets	217	220
Other non-cash items	767	(19)
Changes in operational assets and liabilities:		
Deferred policy acquisition costs	(609)	(434)
Deferred origination costs	(43)	(6)
Reinsurers' share of reserves for insurance contracts	202	(1,225)
Deposits made under assumed reinsurance contracts	442	602
Deposits received under ceded reinsurance contracts	(227)	(735)
Receivables and payables	(493)	(279)
Net change in trading securities	(283)	339
Reserves for insurance contracts, gross	2,256	9,345
Liabilities for investment contracts	930	52
Deferred income tax, net	160	645
Net changes in other operational assets and liabilities	(375)	201
Net cash provided by operating activities	2,551	6,013
Cash flows from investing activities		
Sales and maturities:		
Debt securities	31,145	34,767
Equity securities	24,565	19,598
Other (primarily other investments and fixed assets)	11,726	4,953
Purchases:		
Debt securities	(34,464)	(39,824)
Equity securities	(24,037)	(18,775)
Other (primarily other investments and fixed assets)	(12,904)	(4,641)
Investments in associates, net	7	41
Acquisitions of companies, net of cash acquired	–	(1)
Divestments of companies, net of cash balances	–	17
Dividends from associates	4	1
Net cash used in investing activities	(3,958)	(3,864)

The notes to the consolidated financial statements are an integral part of these half year consolidated financial statements.

in USD millions, for the six months ended June 30	**2006**	2005
Cash flows from financing activities		
Proceeds from sale and repurchase agreements	(110)	1,130
Dividends on preferred securities and minorities	(34)	(21)
Redemption of preferred securities and repayments to minority interests	(794)	–
Issuance of debt	87	714
Payments on debt outstanding	(111)	(78)
Net change of debt for capital markets and banking activities	192	(718)
Net cash (used in)/provided by financing activities	(770)	1,027
Foreign currency translation effects on cash and cash equivalents	973	(1,199)
Change in cash and cash equivalents excluding change in cash received as collateral for securities lending	(1,204)	1,977
Change in cash received as collateral for securities lending	(514)	(800)
Cash and cash equivalents reclassified to assets held for sale [1]	–	(458)
Cash and cash equivalents as of January 1, including cash received as collateral for securities lending	23,482	22,457
Cash and cash equivalents as of June 30, including cash received as collateral for securities lending	**21,764**	**23,176**
Other supplementary cash flow disclosures		
Other interest income received	3,779	3,979
Dividend income received	1,120	985
Other interest expense paid	(662)	(706)
Income tax paid	(853)	(553)

[1] The assets and liabilities of Universal Underwriters Group were categorized as held for sale as of June 30, 2005 in accordance with IFRS 5.

As of June 30, 2006 and 2005, cash and cash equivalents restricted as to use were USD 335 million and USD 436 million, respectively. Cash and cash equivalents held for the benefit of policyholders in connection with unit-linked products amounted to USD 5,141 million and USD 3,611 million as of June 30, 2006 and 2005, respectively. Cash received as collateral for securities lending was USD 4,057 million and USD 4,397 million as of June 30, 2006 and 2005, respectively.

Cash and cash equivalents

in USD millions, as of June 30	**2006**	2005
Cash and cash equivalents comprise the following:		
Cash at bank and in hand	4,604	8,335
Cash equivalents	13,103	10,444
Cash held as collateral for securities lending	4,057	4,397
Balance	**21,764**	**23,176**

The notes to the consolidated financial statements are an integral part of these half year consolidated financial statements.

Consolidated statements of equity (unaudited)

in USD millions	Share capital	Treasury shares	Additional paid-in capital
Balance as of December 31, 2004	635	(1)	10,288
Write-off of negative goodwill (IFRS 3)	–	–	–
Change in net unrealized gains/losses on investments (excluding currency translation adjustments)	–	–	–
Currency translation adjustments	–	–	–
Change in net unrealized gains/losses on investments not recognized in the operating statement	–	–	–
Nominal value reduction of share capital	(449)	–	–
Share-based payment transactions	–	–	(4)
Treasury share transactions	–	–	–
Net income after taxes	–	–	–
Dividends	–	–	–
Net changes in capitalization and minority interests	–	–	–
Balance as of June 30, 2005	186	(1)	10,284
Balance as of December 31, 2005	186	–	10,315
Change in net unrealized gains/losses on investments (excluding currency translation adjustments)	–	–	–
Currency translation adjustments	–	–	–
Change in net unrealized gains/losses on investments not recognized in the operating statement	–	–	–
Increase of share capital	1	–	76
Distribution to shareholders:			
Nominal value reduction of share capital	(177)[1]	–	–
Dividends	–	–	–
Redemption of preferred securities [2]	–	–	–
Share-based payment transactions	–	–	(25)
Treasury share transactions	–	–	1
Net income after taxes	–	–	–
Net changes in capitalization and minority interests	–	–	–
Balance as of June 30, 2006	**10**	–	**10,367**

[1] As approved by the Annual General Meeting on April 20, 2006, the share capital was reduced by a nominal value reduction of CHF 2.40 per share from CHF 2.50 to CHF 0.10 in respect of each registered share. The payment to shareholders was made on July 4, 2006. The nominal value reduction of share capital in USD is adjusted for cumulative translation adjustments.
[2] Zurich RegCaPS Funding Trust I repaid USD 425 million of Trust Capital Securities I to investors on March 30, 2006 and on April 11, 2006, and Zurich Financial Services (Jersey) Ltd. repaid EUR 300 million of Series A Preference Shares to investors on March 16, 2006.

The number of common shares issued was 144,562,201 as of June 30, 2006, and 144,006,955 as of December 31, 200
and 2004 and as of June 30, 2005.

The notes to the consolidated financial statements are an integral part of these half year consolidated financial statements.

Net unrealized gains/(losses) on investments	Cumulative translation adjustment	Retained earnings	Common shareholders' equity	Preferred securities	Total shareholders' equity	Minority interests	Total equity
1,144	743	6,610	19,419	1,096	20,515	840	21,355
–	–	23	23	–	23	–	23
654	–	–	654	–	654	11	665
(75)	(646)	–	(721)	–	(721)	(111)	(832)
579	(646)	–	(67)	–	(67)	(100)	(167)
–	–	–	(449)	–	(449)	–	(449)
–	–	–	(4)	–	(4)	–	(4)
–	–	–	–	–	–	–	–
–	–	1,778	1,778	21	1,799	56	1,855
–	–	–	–	(21)	(21)	(12)	(33)
–	–	–	–	–	–	3	3
1,723	97	8,411	20,700	1,096	21,796	787	22,583
1,139	(111)	9,801	21,330	1,096	22,426	814	23,240
(1,848)	–	–	(1,848)	–	(1,848)	(20)	(1,868)
67	382	–	449	–	449	53	502
(1,781)	382	–	(1,399)	–	(1,399)	33	(1,366)
–	–	–	77	–	77	–	77
–	–	–	(177)	–	(177)	–	(177)
–	–	(524)	(524)	(26)	(550)	(8)	(558)
–	–	–	–	(425)	(425)	(355)	(780)
–	–	–	(25)	–	(25)	–	(25)
–	–	–	1	–	1	–	1
–	–	1,931	1,931	26	1,957	47	2,004
–	–	–	–	–	–	(31)	(31)
(642)	**271**	**11,208**	**21,214**	**671**	**21,885**	**500**	**22,385**

1. Basis of presentation

These half year consolidated financial statements have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting". The accounting policies used to prepare these consolidated financial statements comply with International Financial Reporting Standards (IFRS), and are consistent with those set out in the notes to the Annual Report 2005 of Zurich Financial Services Group (the Group).

These unaudited half year consolidated financial statements should be read in conjunction with the Group's Annual Report 2005. The Group's independent auditors have carried out a review of these unaudited half year consolidated financial statements. Their report is set out on page 63.

Certain amounts recorded in the half year consolidated financial statements reflect estimates and assumptions made by management about insurance liability reserves, investment valuations, interest rates and other factors. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.

All amounts in the notes are shown in USD millions, rounded to the nearest million unless otherwise stated.

Implementation of new accounting standards and adjustments

The Group adopted certain new and revised International Financial Reporting Standards and interpretations effective January 1, 2006. However, these changes did not have any material impact on the Group's Financial Statements.

Segment information
The Group is managed on a matrix basis, reflecting both line of business and geography. Accordingly, segment information is presented in two formats. The primary format is based on the operating businesses of the Group and how they are strategically managed to offer different products and services to specific customer groups. The Group's primary segments are defined as follows:

- General Insurance
- Global Life
- Farmers Management Services
- Other Businesses
- Corporate Functions

In order to be consistent with the Group's management structure, the following transfers between primary segments have been made for 2006 financial reporting:

- Kemper Corporation and Kemper Real Estate Inc. from Corporate Functions to Other Businesses
- Zurich Compagnie d'Assurances Luxembourg, Zurich Corporate Solutions Switzerland from General Insurance to Other Businesses

The 2005 results have been restated to reflect these changes.

Further Zurich Global Corporate (UK) Limited, Zurich Professional (UK) Limited, ZSL Financing (UK) Limited, Zurich Corporate Solutions (UK) Limited and certain lines of business of Eagle Star Insurance Company Limited have been put into run-off as of April 1, 2006 and therefore these have been transferred from General Insurance to Other Businesses.

The Group's secondary format for segment information is geographic:

- North America
- Europe
- International Businesses, and
- Centrally Managed Businesses

The accounting policies of the segments are the same as those of the Group described in the summary of significant accounting policies in the Annual Report 2005. The Group accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices, with the exception of realized capital gains/(losses) and dividends, which are eliminated.

2. Foreign currency translation and transactions

The table below summarizes the principal exchange rates that have been used for translation purposes. Net gains and (losses) on foreign currency transactions included in the consolidated operating statements were USD (24) million and USD (60) million for the six months ended June 30, 2006 and 2005, respectively. Foreign currency exchange forward and swap gains and (losses) included in the amounts above were USD 99 million and USD (379) million for the six months ended June 30, 2006 and 2005, respectively.

Principal exchange rates

Table 2

USD per foreign currency unit	Balance sheets as of		Operating statements and cash flows for the six months ended	
	06/30/06	12/31/05	**06/30/06**	06/30/05
Euro	1.2791	1.1849	1.2304	1.2860
Swiss franc	0.8175	0.7614	0.7882	0.8316
British pound sterling	1.8484	1.7228	1.7906	1.8744

3. Changes in the scope of consolidation

During the six months ended June 30, 2006, the Group did not divest any significant businesses. During the six months ended June 30, 2005, the Group completed divestments of several businesses and recognized post-completion adjustments on divestments made in the previous year.

Net loss on divestments

Table 3

in USD millions, for the six months ended June 30	**2006**	2005
Consideration received	–	83
Less: net assets divested	–	(99)
Other income/(costs) related to divestments	–	3
Net loss on divestments before tax	–	(13)
Tax effect		–
Net loss on divestments after tax	**–**	**(13)**
Net assets divested		
Cash and cash equivalents	–	68
Other assets	–	196
Insurance liabilities	–	(39)
Other liabilities	–	(126)
Net assets divested	**–**	**99**

The Group's principal transactions affecting the scope of consolidation during the years ended June 30, 2006 and 2005 are described below.

Changes in 2006

In the first six months 2006, the group did not acquire or divest any significant companies and businesses.

Changes in 2005

The Group completed the sale of its equity stake in ZC Sterling Corporation to Trident III, L.P, the sale of 10% of the total issued share capital of South African Eagle Insurance Company Limited (SA Eagle), a majority-owned subsidiary, to Royal Bafokeng Finance (RBF), a company wholly-owned by the Royal Bafokeng Nation (RBN), South Africa, the sale of its interest in Zurich National Life Assurance Company Limited in Thailand to National Finance Public Company Limited and the acquisition of the life business portfolio of ING Insurance Argentina, realizing a net loss before tax of USD 17 million. The Group also realized post-completion adjustments for divestments closed in 2004, realizing a net gain before tax of USD 4 million.

In the first six months 2005, the companies and businesses divested did not contribute materially to the Group's net income attributable to shareholders.

On April 4, 2005, the Group announced the sale of Universal Underwriters Group (UUG) to an investor group. The assets and liabilities of UUG were classified as held for sale in accordance with IFRS 5. However, on January 16, 2006 the Group announced the mutual cessation of negotiations to complete the sale and its intention to integrate UUG into the North America Commercial business. As a result, in the financial statements the assets and liabilities of UUG are no longer classified as held for sale as of December 31, 2005. This reclassification did not result in a restatement of 2006 consolidated financial statements.

4. Investments

A summary of net investment income and net capital gains, losses and impairments is given below.

Table 4.1

Investment result

in USD millions, for the six months ended June 30	**Net investment income**		**Net capital gains/ (losses) on investments and impairments** [1]		**Investment result**	
	2006	2005	**2006**	2005	**2006**	2005
Cash and cash equivalents	313	310	3	2	316	312
Equity securities	1,275	1,069	2,319	3,289	3,594	4,358
Debt securities	2,727	2,807	(621)	802	2,106	3,609
Real estate held for investment	407	404	630	256	1,037	660
Mortgage loans	233	245	2	24	235	269
Policyholders' collateral and other loans	296	322	(4)	69	292	391
Investments in associates	35	96	2	(5)	37	91
Other investments	199	137	(16)	(28)	183	109
Short-term investments	61	48	–	2	61	50
Investments held by investment companies	4	5	90	126	94	131
Other [2]	134	84	(106)	(156)	28	(72)
Investment result, gross	5,485	5,390	2,315	4,409	7,800	9,799
Investment expenses [3]	(329)	(320)	–	–	(329)	(320)
Investment result, net	**5,156**	**5,070**	**2,315**	**4,409**	**7,471**	**9,479**

[1] Impairments on total investments amounted to USD 2 million and USD 35 million for the six months ended June 30, 2006 and 2005, respectively.
[2] Including net capital losses on derivative financial instruments of USD 100 million and USD 159 million for the six months ended June 30, 2006 and 2005, respectively.
[3] Including rental operating expenses for real estate held for investment of USD 72 million for each of the six months ended June 30, 2006 and 2005.

Details of the investment balances as of June 30, 2006 and December 31, 2005 are given in the tables below by measurement category.

Table 4.2

Breakdown of total investments

as of	Total investments			
	06/30/06		12/31/05	
	USD millions	**% of total**	USD millions	% of total
Cash and cash equivalents	21,764	7.5%	23,482	8.5%
Equity securities (including trading equity portfolios in capital markets and banking activities):				
Fair value through profit or loss	83,349	28.7%	78,692	28.4%
of which: trading	2,566	0.9%	2,180	0.8%
of which: Trading equity portfolios in capital markets and banking activities	2,388	0.8%	2,026	0.7%
Available-for-sale	12,633	4.4%	11,622	4.2%
Total equity securities	95,982	33.1%	90,314	32.6%
Debt securities:				
Fair value through profit or loss	16,353	5.6%	15,876	5.7%
of which: trading	490	0.2%	663	0.2%
Available-for-sale	108,122	37.2%	104,144	37.6%
Held-to-maturity	5,661	2.0%	5,277	1.9%
Total debt securities	130,136	44.8%	125,297	45.2%
Real estate held for investment	14,536	5.0%	12,702	4.6%
Mortgage loans	10,170	3.5%	9,307	3.3%
Policyholders' collateral and other loans	13,496	4.7%	11,987	4.3%
Investments in associates	609	0.2%	580	0.2%
Other investments:				
Short-term investments	1,756	0.6%	1,600	0.6%
Investments held by investment companies	1,738	0.6%	1,928	0.7%
Other	72	0.0%	96	0.0%
Total other investments	3,566	1.2%	3,624	1.3%
Total investments	**290,259**	**100.0%**	**277,293**	**100.0%**

As of June 30, 2006 and December 31, 2005 investments included USD 11,618 million and USD 12,486 million, respectively, of loaned securities. Cash and cash equivalents contained USD 4,057 million and USD 4,571 million of cash received as collateral for loaned securities as of June 30, 2006 and December 31, 2005, respectively. Non-cash collateral received for loaned securities was USD 7,983 million and USD 8,262 million as of June 30, 2006 and December 31, 2005, respectively.

Table 4.3

Realized capital gains/(losses) and impairments on available-for-sale debt and equity securities

in USD millions, for the six months ended June 30	Equity securities		Debt securities		Total	
	2006	2005	**2006**	2005	**2006**	2005
Gross realized capital gains	521	275	177	362	698	637
Gross realized capital losses	(20)	(154)	(192)	(81)	(212)	(235)
Impairments	–	(23)	–	(7)	–	(30)
Total	**501**	**98**	**(15)**	**274**	**486**	**372**

Table 4.4

Unrealized gains/(losses) on investments included in shareholders' equity

in USD millions, as of	Total	
	06/30/06	12/31/05
Equity securities: available-for-sale	1,106	1,298
Debt securities: available-for-sale	(1,100)	2,474
Other	121	73
Less amount of net unrealized (gains)/losses on investments attributable to:		
Life policyholder dividends and other policyholder liabilities	(692)	(2,131)
Life deferred acquisition costs	27	(159)
Deferred income taxes	(92)	(384)
Minority interests	(12)	(32)
Total	**(642)**	**1,139**

5. Insurance benefits, losses and expenses

Insurance benefits and losses

Table 5.1

in USD millions, for the six months ended June 30	Gross		Ceded		Net	
	2006	2005	**2006**	2005	**2006**	2005
Losses and loss adjustment expenses	12,068	13,330	(1,629)	(2,337)	10,439	10,993
Life insurance death and other benefits	5,805	6,046	(141)	(142)	5,664	5,904
Decrease in future life policyholders' benefits	(1,067)	(444)	(89)	(228)	(1,156)	(672)
Total insurance benefits and losses	**16,806**	**18,932**	**(1,859)**	**(2,707)**	**14,947**	**16,225**

Policyholder dividends and participation in profits

Table 5.2

in USD millions, for the six months ended June 30	Gross		Ceded		Net	
	2006	2005	**2006**	2005	**2006**	2005
Change in policyholders' contract deposits and other funds	552	599	–	–	552	599
Change in reserves for unit-linked products	1,576	2,634	–	–	1,576	2,634
Change in liabilities for investment contracts - unit-linked	1,559	1,861	–	–	1,559	1,861
Change in liabilities for investment contracts - other	48	140	–	–	48	140
Total policyholder dividends and participation in profits	**3,735**	**5,234**	–	–	**3,735**	**5,234**

Underwriting and policy acquisition costs

Table 5.3

in USD millions, for the six months ended June 30	Gross		Ceded		Net	
	2006	2005	**2006**	2005	**2006**	2005
Underwriting and policy acquisition costs	**3,696**	**3,899**	**(367)**	**(193)**	**3,329**	**3,706**

6. Reserves for insurance contracts

Reserves for insurance contracts

Table 6.1

in USD millions, as of	**06/30/06**	12/31/05
Gross		
Reserves for losses and loss adjustment expenses	63,037	60,425
Reserves for unearned premiums	16,059	13,531
Future life policyholders' benefits	74,767	71,292
Policyholders' contract deposits and other funds	18,305	18,985
Reserves for unit-linked contracts	58,851	55,691
Total reserves for insurance contracts, gross	231,019	219,924
Ceded		
Reserves for losses and loss adjustment expenses	(13,999)	(14,231)
Reserves for unearned premiums	(2,089)	(1,675)
Future life policyholders' benefits	(1,435)	(1,305)
Policyholders' contract deposits and other funds	(3,380)	(3,504)
Reserves for unit-linked contracts	–	–
Total ceded reserves for insurance contracts (reinsurers' share of reserves for insurance contracts, gross) [1]	(20,903)	(20,715)
Net		
Reserves for losses and loss adjustment expenses	49,038	46,194
Reserves for unearned premiums	13,970	11,856
Future life policyholders' benefits	73,332	69,987
Policyholders' contract deposits and other funds	14,925	15,481
Reserves for unit-linked contracts	58,851	55,691
Total reserves for insurance contracts, net	**210,116**	**199,209**

[1] Gross of allowance for uncollectible amounts of USD 219 million and USD 221 million as of June 30, 2006 and December 31, 2005, respectively.

Table 6.2

Development of reserves for losses and loss adjustment expenses

in USD millions	Gross		Ceded		Net	
	2006	2005	**2006**	2005	**2006**	2005
As of January 1 (opening balance)	60,425	57,765	(14,231)	(14,278)	46,194	43,487
Losses and loss adjustment expenses incurred						
Current period	11,747	12,464	(1,128)	(1,568)	10,619	10,896
Prior years	321	866	(501)	(769)	(180)	97
Total	12,068	13,330	(1,629)	(2,337)	10,439	10,993
Losses and loss adjustment expenses paid						
Current period	(2,587)	(2,681)	95	181	(2,492)	(2,500)
Prior years	(8,810)	(7,834)	2,085	1,571	(6,725)	(6,263)
Total	(11,397)	(10,515)	2,180	1,752	(9,217)	(8,763)
Divestments of companies and businesses, including transfer to liabilities held for sale and discontinued operations [1]	–	(1,200)	–	117	–	(1,083)
Foreign currency translation effects	1,941	(2,354)	(319)	271	1,622	(2,083)
As of June 30 (closing balance)	**63,037**	**57,026**	**(13,999)**	**(14,475)**	**49,038**	**42,551**

[1] The assets and liabilities of Universal Underwriters Group were categorized as held for sale as of June 30, 2005 in accordance with IFRS 5.

The Group establishes loss reserves, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgments. Any changes in estimates are reflected in the consolidated operating statement in the period in which estimates are changed.

Significant delays occur in the notification of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as of the balance sheet date. The reserves for losses and loss adjustment expenses are determined on the basis of information currently available; however, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Deferred charges relating to retrospective reinsurance assumed totaled USD 130 million and USD 129 million as of June 30, 2006 and December 31, 2005, respectively, have been deducted from reserves for losses and loss adjustment expenses.

Table 6.3

Roll forward of future life policyholders' benefits

in USD millions	Gross		Ceded		Net	
	2006	2005	**2006**	2005	**2006**	2005
As of January 1 (opening balance)	71,292	81,350	(1,305)	(1,418)	69,987	79,932
Premiums and claims	(2,543)	(2,302)	(73)	(117)	(2,616)	(2,419)
Interest and bonuses credited to policyholders	1,419	1,465	(28)	(41)	1,391	1,424
Change in assumptions	(2)	240	13	(15)	11	225
Divestments/transfers	(35)	(43)	–	16	(35)	(27)
Increase/(decrease) charged to shareholders' equity	(533)	270	14	(43)	(519)	227
Foreign currency translation effects	5,169	(7,692)	(56)	76	5,113	(7,616)
As of June 30 (closing balance)	**74,767**	**73,288**	**(1,435)**	**(1,542)**	**73,332**	**71,746**

Policyholders' contract deposits and other funds (gross of reinsurance)

Table 6.4

in USD millions, as of	06/30/06	12/31/05
Annuities	1,995	1,997
Universal life and other investment contracts	10,581	10,628
Policyholder dividends	5,729	6,360
Total	**18,305**	**18,985**

Roll forward of policyholders' contract deposits and other funds

Table 6.5

in USD millions	Gross		Ceded		Net	
	2006	2005	**2006**	2005	**2006**	2005
As of January 1 (opening balance)	18,985	22,763	(3,504)	(3,594)	15,481	19,169
Premiums and claims	(681)	(655)	193	141	(488)	(514)
Interest and bonuses credited to policyholders	515	928	(68)	(66)	447	862
Change in assumptions	(2)	(9)	–	–	(2)	(9)
Acquisitions	–	5	–	–	–	5
Increase/(decrease) charged to shareholders' equity	(1,101)	329	6	–	(1,095)	329
Foreign currency translation effects	589	(1,130)	(7)	4	582	(1,126)
As of June 30 (closing balance)	**18,305**	**22,231**	**(3,380)**	**(3,515)**	**14,925**	**18,716**

Roll forward of reserves for unit-linked contracts

Table 6.6

in USD millions	Gross		Ceded		Net	
	2006	2005	**2006**	2005	**2006**	2005
As of January 1 (opening balance)	55,691	51,920	–	–	55,691	51,920
Premiums and claims	(596)	452	–	–	(596)	452
Interest and bonuses credited to policyholders	1,438	2,449	–	–	1,438	2,449
Acquisitions	–	45	–	–	–	45
Foreign currency translation effects	2,318	(2,980)	–	–	2,318	(2,980)
As of June 30 (closing balance)	**58,851**	**51,886**	**–**	**–**	**58,851**	**51,886**

Guarantees arising from minimum death benefits ("GMDB"), retirement income benefits ("GRIB") and annuitization options ("GAO")

The Group sells products for which policyholders bear the full investment risk associated with the underlying invested funds selected by them. Certain of these products contain guarantees for which liabilities have been recorded for additional benefits and minimum guarantees, primarily in the subsidiary Kemper Investors Life Insurance Company which has written variable annuity contracts that provide annuitants with certain guarantees related to minimum death and income benefits. The determination of these liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates, annuitization elections and mortality experience. The assumptions used are consistent with those used in determining estimated gross profits for purposes of amortizing deferred policy acquisition costs.

The Group's exposure after reinsurance recoveries under these policies at the balance sheet date as of June 30, 2006 would be USD 468 million (USD 443 million as of December 31, 2005). The Group believes that ultimately the realization of such liability is not likely.

7. Liabilities for investment contracts (with and without DPF)

Liabilities related to investment contracts

Table 7.1

in USD millions, as of	06/30/06	12/31/05
Liabilities related to unit-linked investment contracts	38,560	34,871
Liabilities related to investment contracts (amortized cost)	127	133
Liabilities related to investment contracts with discretionary participation features ("DPF")	6,125	5,995
Total	**44,812**	**40,999**

Unit-linked investment contracts issued by the Group are recorded at a value reflecting the returns from investment funds which include selected equities, debt securities and derivatives. Policyholders bear the full risk of the returns on these investments.

The fair value of financial liabilities at amortized cost is based on a discounted cash flow valuation technique. The discount rate is determined by current market assessment of the time value of money and risk specific to the liability.

The movements in the liabilities arising from investment contracts with DPF are summarized below.

Roll forward of investment contract liabilities

Table 7.2

in USD millions	2006	2005
As of January 1 (opening balance)	40,999	39,260
Premiums and claims	(416)	(543)
Interest and bonuses credited to policyholders	1,471	2,226
Divestments/transfers	(3)	–
Increase/(decrease) charged to shareholders' equity	(50)	12
Foreign currency translation effects	2,811	(2,503)
As of June 30 (closing balance)	**44,812**	**38,452**

8. Equity component of discretionary participation features

Certain investment and insurance contracts sold by the Group contain benefit features for which the amount and timing of declaration and payment are at the discretion of the Group. The table below shows the change in the amount of undeclared funds surplus recorded in shareholders' equity after minimum mandated allocations to policyholder liabilities.

Equity component of discretionary participation features (DPF)

Table 8.1

in USD millions	2006	2005
As of January 1 (opening balance)	1,399	1,425
Net unrealized gains on investments	(277)	123
Current year period profit	(19)	(3)
Foreign currency translation effects	105	(93)
As of June 30 (closing balance)	**1,208**	**1,452**

9. Deferred policy acquisition and origination costs

Deferred policy acquisition costs

Table 9.1

in USD millions	General Insurance		Global Life		Other segments [1]		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
As of January 1 (opening balance)	2,640	2,141	8,441	8,932	98	208	11,179	11,281
Acquisition costs deferred and transfers	1,337	1,624	670	664	23	3	2,030	2,291
Amortization [2]	(1,080)	(972)	(135)	(542)	(28)	(30)	(1,243)	(1,544)
Divestments	–	(15)	–	(12)	–	–	–	(27)
Reclassifications to assets held for sale [3]	–	(464)	–	–	–	–	–	(464)
Foreign currency translation effects	81	(114)	553	(678)	–	–	634	(792)
As of June 30 (closing balance)	**2,978**	**2,200**	**9,529**	**8,364**	**93**	**181**	**12,600**	**10,745**

[1] Net of eliminations of intersegment transactions.
[2] Change in unrealized gains on investments recorded directly to common shareholders' equity for Global Life was USD 171 million and USD (70) million for the six months ended June 30, 2006 and 2005, respectively.
[3] The assets and liabilities of Universal Underwriters Group were categorized as held for sale as of June 30, 2005 in accordance with IFRS 5.

Deferred origination costs

Table 9.2

in USD millions	Total [1]	
	2006	2005
As of January 1 (opening balance)	690	736
Origination costs deferred	102	50
Amortization	(58)	(45)
Foreign currency translation effects	49	(50)
As of June 30 (closing balance)	**783**	**691**

[1] Deferred origination costs are entirely attributable to the Global Life segment.

10. Income taxes

Income tax expense – current/deferred split

Table 10.1

in USD millions, for the six months ended June 30	**2006**	2005
Current	905	562
Deferred	166	626
Total income tax expense	**1,071**	**1,188**

Income tax expense – policyholder/ shareholder split

Table 10.2

in USD millions, for the six months ended June 30	**2006**	2005
Total income tax expense attributable to policyholders	121	397
Total income tax expense attributable to shareholders	950	791
Total income tax expense	**1,071**	**1,188**

The Group is required to record taxes on policyholder earnings for life insurance policyholders in certain jurisdictions. Accordingly, the income tax expense or benefit attributable to these life insurance policyholder earnings is included in income tax expense. In certain jurisdictions an accrual for future policy fees that will cover the tax charge is included in gross written premiums and policy fees revenue.

Expected and actual income tax expense

Table 10.3

in USD millions, for the six months ended June 30	**Rate**	**2006**	Rate	2005
Net income before income taxes		3,075		3,043
Less: income tax expense attributable to policyholders		(121)		(397)
Net income before income taxes attributable to shareholders		2,954		2,646
Expected income tax expense attributable to shareholders	30.3%	895	32.3%	855
Increase/(reduction) in taxes resulting from:				
Lower taxed income		(288)		(238)
Non-deductible expenses		77		52
Effect of tax losses		141		140
Prior year adjustments and other		125		(18)
Actual income tax expense attributable to shareholders	32.2%	950	29.9%	791
Plus income tax expense attributable to policyholders		121		397
Actual income tax expense		**1,071**		**1,188**

The table above illustrates the factors that cause the actual income tax expense to differ from the expected amount which is computed by applying the weighted average statutory income tax rate.

The expected weighted average statutory income tax rate for the Group was 30.3% and 32.3% for the six months ended June 30, 2006 and 2005, respectively. These rates were derived by obtaining a weighted average of the applicable statutory income tax rate in relation to the net income before income tax attributable to shareholders generated in the taxable territories in which the Group operates.

Deferred income taxes

Table 10.4

in USD millions, as of	06/30/06	12/31/05
Deferred tax assets		
Deferred tax assets, gross	3,037	5,016
Valuation allowance on deferred tax assets	(1,002)	(623)
Deferred tax assets, net of valuation allowance	2,035	4,393
Deferred tax liabilities		
Deferred tax liabilities	(4,007)	(6,317)
Net deferred tax liabilities	**(1,972)**	**(1,924)**

The 2005 numbers are shown before the netting of timing differences that reverse in the same period of USD 1,993 million.

The current income tax payable (net of income tax receivable) was USD 1,087 million and USD 982 million as of June 30, 2006 and December 31, 2005, respectively.

The deferred tax charge included in shareholders' equity amounted to USD 92 million and USD 384 million for the six months ended June 30, 2006 and the year ended December 31, 2005, respectively.

As of June 30, 2006 and December 31, 2005, respectively, the Group had income tax loss carryforwards of USD 5,590 million and USD 5,258 million available (subject to various statutory restrictions) for use against future taxable income. However, deferred tax assets for loss carryforwards of USD 2,859 million and USD 3,150 million were recognized as of June 30, 2006 and December 31, 2005, respectively. The difference represents unrecognized income tax loss carryforwards. The majority of the income tax loss carryforwards expire in a period between five and fifteen years.

11. Debt

Debt

Table 11.1

in USD millions, as of		**06/30/06**	12/31/05
a) Debt related to capital markets and banking activities			
Zurich Capital Markets	Notes and loans payable, due in 2006	649	653
	Notes and loans payable, due 2007 - 2015	447	543
Zurich Financial Services EUB Holdings Limited	Notes and loans payable, due in 2006	1,101	779
	Notes and loans payable, due 2007 - 2015	32	96
	Notes and loans payable, due after 2015	–	3
Centre Solutions (Bermuda) Ltd.	Various debt instruments	59	65
Debt related to capital markets and banking activities		2,288	2,139
b) Senior debt			
Zurich Finance (USA), Inc.	2.75% CHF bond, due July 2006	409	381
	3.5% CHF bond, due July 2008	245	228
	4.5% EUR bond, due September 2014	1,267	1,173
Kemper Corporation	Various debt instruments, due in 2009	26	26
Zurich Insurance Company	3.875% CHF bond, due July 2011	819	763
	Various borrowings and notes	52	48
Other	Various short- and medium-term debt instruments	310	314
Senior debt		3,128	2,933
c) Subordinated debt			
Zurich Capital Trust I	8.376% USD Capital Securities, due June 2037	990 [1]	1,000
Zurich Finance (UK) p.l.c	6.625% GBP bond, undated notes	818	762
Zurich Finance (USA), Inc.	5.75% EUR bond, due October 2023	631	583
	4.5% EUR bond, due June 2025 [2]	596	586
ZFS Finance (USA) Trust I	6.15% USD ECAPS, due December 2065	593	592
ZFS Finance (USA) Trust II	6.45% USD ECAPS, due December 2065	689	689
ZFS Finance (USA) Trust III	Floating Rate USD ECAPS, due December 2065	395	395
Subordinated debt		4,712	4,607
Total senior and subordinated debt		7,840	7,540
Total debt		**10,128**	**9,679**

[1] Net of unamortized transaction costs.
[2] This amount does not reflect the effect of the fair value hedge accounting treatment, because fair values of the derivatives used in this fair value hedge are reflected in derivative accounts.

Distributions to holders of the three series of trust preferred securities ECAPS issued in December 2005 are based on the following terms:

Table 11.2

ECAPS Distribution terms

Series I	6.15% payable semi-annually until December 15, 2010 and then reset quarterly to the Adjustable Rate* plus 1.75%
Series II	6.45% payable semi-annually until June 15, 2016 and then reset quarterly to the Adjustable Rate* plus 2.00%
Series III	3-month LIBOR plus 1.15% reset quarterly until December 15, 2010 and then 3-month LIBOR plus 2.15%

* Adjustable Rate is equal to the greatest of (i) the 3-month LIBOR rate; (ii) the 10-year Treasury CMT (Constant Maturity Treasury) Rate; and (iii) the 30-year Treasury CMT Rate, subject to a maximum under (ii) and (iii) of 13.25% Series I and 13% for Series II.

Table 11.3

Maturity schedule of outstanding debt

in USD millions, as of	**06/30/06**	**12/31/05**
2006 (next six months/12 months)	2,214	1,883
2007	569	681
2008	272	265
2009	73	89
2010	12	21
after 2010	6,988	6,740
Total	**10,128**	**9,679**

Table 11.4

Interest expense on debt

in USD millions, for the six months ended June 30	**2006**	2005
Debt related to capital markets and banking activities	67	54
Senior debt	67	71
Subordinated debt	160	98
Total	**294**	**223**

Credit facilities

The Group has access to a syndicated revolving credit facility of USD 3 billion which was put in place in April 2004. This credit facility consists of two equal tranches maturing in 2007 and 2009. Zurich Group Holding, together with Zurich Insurance Company and Farmers Group, Inc. are guarantors of the facility and can draw up to USD 1.25 billion, USD 1.5 billion and USD 250 million, respectively. No borrowings were outstanding under this facility as of June 30, 2006.

As of June 30, 2006 Dunbar Bank, being part of the banking unit Zurich Financial Services EUB Holdings Limited, had access to various committed credit facilities totalling GBP 465 million. No borrowings were outstanding under these facilities as of June 30, 2006.

12. Segment information

Operating statements by business segment

Table 12.1

in USD millions, for the six months ended June 30	General Insurance		Global Life	
	2006	2005	**2006**	2005
Revenues				
Direct written premiums and policy fees	17,672	17,961	5,096	5,413
Assumed written premiums	805	674	37	47
Gross written premiums and policy fees	18,477	18,635	5,133	5,460
Less premiums ceded to reinsurers	(2,947)	(2,917)	(281)	(323)
Net written premiums and policy fees	15,530	15,718	4,852	5,137
Net change in reserves for unearned premiums	(1,604)	(1,813)	(7)	6
Net earned premiums and policy fees	13,926	13,905	4,845	5,143
Farmers management fees	–	–	–	–
Net investment income	1,545	1,329	3,272	3,362
Net capital gains/(losses) on investments and impairments	215	117	2,154	3,811
Net gain/(loss) on divestments of businesses	–	(20)	–	(9)
Other income	181	170	459	396
Total revenues	15,867	15,501	10,730	12,703
Intersegment transactions	(551)	(487)	(179)	(71)
Benefits, losses and expenses				
Losses and loss adjustment expenses, net of reinsurance	9,834	10,185	42	39
Life insurance death and other benefits, net of reinsurance	14	49	5,463	5,438
(Decrease)/increase in future life policyholders' benefits, net of reinsurance	2	3	(948)	(870)
Insurance benefits and losses, net of reinsurance	9,850	10,237	4,557	4,607
Policyholder dividends and participation in profits, net of reinsurance	3	4	3,692	5,115
Underwriting and policy acquisition costs, net of reinsurance	2,425	2,235	629	868
Administrative and other operating expenses	1,582	1,310	767	664
Amortization and impairments of intangible assets	39	46	57	51
Interest expense on debt	148	117	8	16
Interest credited to policyholders and other interest	98	83	292	361
Total benefits, losses and expenses	14,145	14,032	10,002	11,682
Net income/(loss) before income taxes	**1,722**	**1,469**	**728**	**1,021**
Income tax expense attributable to policyholders				
Income tax expense attributable to shareholders				
Net income attributable to minority interests				
Net income attributable to shareholders				

Farmers Management Services		Other Businesses		Corporate Functions		Eliminations		Total	
2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
–	–	153	195	–	–	3	7	22,924	23,576
–	–	937	1,718	102	72	(200)	(133)	1,681	2,378
–	–	1,090	1,913	102	72	(197)	(126)	24,605	25,954
–	–	15	(352)	(98)	(69)	197	126	(3,114)	(3,535)
–	–	1,105	1,561	4	3	–	–	21,491	22,419
–	–	21	75	2	3	–	–	(1,588)	(1,729)
–	–	1,126	1,636	6	6	–	–	19,903	20,690
1,054	1,020	–	–	–	–	–	–	1,054	1,020
69	72	502	449	305	337	(537)	(479)	5,156	5,070
7	–	(150)	403	89	78	–	–	2,315	4,409
–	–	–	7	–	9	–	–	–	(13)
7	–	105	130	389	358	(419)	(375)	722	679
1,137	1,092	1,583	2,625	789	788	(956)	(854)	29,150	31,855
(12)	(1)	(181)	87	(33)	(382)	956	854	–	–
–	–	567	771	7	4	(11)	(6)	10,439	10,993
–	–	170	400	8	7	9	10	5,664	5,904
–	–	(142)	134	(69)	69	1	(8)	(1,156)	(672)
–	–	595	1,305	(54)	80	(1)	(4)	14,947	16,225
–	–	40	115	–	–	–	–	3,735	5,234
–	–	286	612	(11)	(9)	–	–	3,329	3,706
494	460	160	165	601	521	(406)	(357)	3,198	2,763
21	23	–	2	5	3	–	–	122	125
–	–	108	85	557	470	(527)	(465)	294	223
–	–	82	117	–	3	(22)	(28)	450	536
515	483	1,271	2,401	1,098	1,068	(956)	(854)	26,075	28,812
622	**609**	**312**	**224**	**(309)**	**(280)**	**–**	**–**	**3,075**	**3,043**
								(121)	(397)
								(950)	(791)
								(47)	(56)
								1,957	**1,799**

12. Segment information (continued)

Table 12.2

Assets and liabilities by business segment

in USD millions, as of

	General Insurance		Global Life	
	06/30/06	12/31/05	**06/30/06**	12/31/05
Total investments	78,652	74,375	184,483	174,428
Reinsurers' share of reserves for insurance contracts	14,031	13,974	1,680	1,561
Deposits made under assumed reinsurance contracts	68	45	–	9
Deferred policy acquisition costs	2,978	2,640	9,529	8,441
Deferred origination costs	–	–	783	690
Goodwill	164	152	475	448
Other related Intangible assets [1]	–	–	781	740
Other assets	12,989	12,666	8,296	9,008
Total assets after consolidation of investments in subsidiaries	**108,882**	**103,852**	**206,027**	**195,325**
Liabilities for investment contracts	–	–	45,059	41,244
Reserves for losses and loss adjustment expenses, gross	57,275	54,715	141	130
Reserves for unearned premiums, gross	15,484	12,973	139	125
Future life policyholders' benefits, gross	157	149	72,245	68,624
Policyholders' contract deposits and other funds, gross	860	862	13,354	13,854
Reserves for unit-linked contracts, gross	–	–	43,932	39,283
Reserves for insurance contracts, gross	73,776	68,699	129,811	122,016
Debt related to capital markets and banking activities	–	–	–	–
Senior debt	6,337	6,176	378	637
Subordinated debt	2,339	2,315	–	–
Other liabilities	16,178	16,319	20,342	21,453
Total liabilities	**98,630**	**93,509**	**195,590**	**185,350**
Supplementary segment information				
Reserves for losses and loss adjustment expenses, net	45,277	42,195	117	110
Reserves for unearned premiums, net	13,425	11,315	135	121
Future life policyholders' benefits, net	157	149	70,704	67,200
Policyholders' contract deposits and other funds, net	844	846	13,243	13,741
Reserves for unit-linked contracts net	–	–	43,932	39,283
Reserves for insurance contracts, net	59,703	54,505	128,131	120,455

[1] Other related intangible assets consists of the present value of profits of acquired insurance contracts and attorney-in-fact relationships.

Farmers Management Services		Other Businesses		Corporate Functions		Eliminations		Total	
06/30/06	12/31/05	**06/30/06**	12/31/05	**06/30/06**	12/31/05	**06/30/06**	12/31/05	**06/30/06**	12/31/05
2,827	3,588	33,154	32,632	17,884	19,197	(26,741)	(26,927)	290,259	277,293
203	202	7,660	6,294	108	73	(2,998)	(1,610)	20,684	20,494
–	–	1,977	2,488	2	6	(39)	(98)	2,008	2,450
–	–	93	98	–	–	–	–	12,600	11,179
–	–	–	–	–	–	–	–	783	690
–	–	–	–	5	5	–	–	644	605
1,024	1,024	–	–	–	–	–	–	1,805	1,764
946	1,070	2,584	2,839	2,022	2,081	(2,537)	(2,527)	24,300	25,137
5,000	**5,884**	**45,468**	**44,351**	**20,021**	**21,362**	**(32,315)**	**(31,162)**	**353,083**	**339,612**
–	–	–	–	–	–	(247)	(245)	44,812	40,999
–	–	7,711	6,281	117	165	(2,207)	(866)	63,037	60,425
–	–	510	449	44	33	(118)	(49)	16,059	13,531
–	–	2,608	2,757	411	439	(654)	(677)	74,767	71,292
–	–	4,101	4,288	–	–	(10)	(19)	18,305	18,985
–	–	14,919	16,408	–	–	–	–	58,851	55,691
–	–	29,849	30,183	572	637	(2,989)	(1,611)	231,019	219,924
–	–	3,973	3,833	–	–	(1,685)	(1,694)	2,288	2,139
–	–	596	435	18,376	17,797	(22,559)	(22,112)	3,128	2,933
–	–	–	55	4,865	5,360	(2,492)	(3,123)	4,712	4,607
1,571	1,778	6,596	6,852	2,395	1,745	(2,343)	(2,377)	44,739	45,770
1,571	**1,778**	**41,014**	**41,358**	**26,208**	**25,539**	**(32,315)**	**(31,162)**	**330,698**	**316,372**
–	–	3,597	3,768	49	119	(2)	2	49,038	46,194
–	–	407	415	5	7	(2)	(2)	13,970	11,856
(203)	(202)	2,257	2,399	411	439	6	2	73,332	69,987
–	–	831	896	–	–	7	(2)	14,925	15,481
–	–	14,919	16,408	–	–	–	–	58,851	55,691
(203)	(202)	22,011	23,886	465	565	9	–	210,116	199,209

12. Segment information (continued)

Table 12.3

Gross written premiums and policy fees, total revenues and total assets by geographical segment

in USD millions	Gross written premiums and policy fees for the six months ended June 30		Total revenues for the six months ended June 30		Total assets as of	
	2006	2005	**2006**	2005	**06/30/06**	12/31/05
North America	9,269	9,467	8,922	8,629	66,300	67,881
Europe	13,979	14,505	17,782	20,071	241,041	225,748
International Businesses	1,823	1,722	1,747	1,558	12,985	12,747
Centrally Managed Businesses	698	922	1,345	2,175	53,471	55,193
Eliminations	(1,164)	(662)	(646)	(578)	(20,714)	(21,957)
Total	**24,605**	**25,954**	**29,150**	**31,855**	**353,083**	**339,612**

13. Litigation and regulatory investigations

The Group and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of their business operations.

The Group has entered into previously announced regulatory settlements (Multi-State and Three-State Agreements) in connection with investigations in the United States concerning certain business practices involving insurance brokers and insurance companies. In July 2006, the Group also entered into a settlement agreement to resolve consolidated class-action litigation concerning those matters. The class-action settlement agreement, including plaintiff attorneys' fees, is subject to approval by the court. It is based on the previously disclosed memorandum of understanding reached with the class-action plaintiffs. With these steps considerable progress in resolving those matters has been made. In addition, the Group and its subsidiaries are involved in investigations in the United States regarding certain reinsurance transactions engaged in by the Group and its subsidiaries. Other Group subsidiaries are also involved in industry-wide legal proceedings regarding financing hedge funds engaged in mutual-fund market-timing activities. The Group continues to cooperate with all remaining regulatory investigations. Furthermore, Zurich Financial Services is a defendant in private class-action securities litigation relating to its divestiture of its interest in Converium Holding AG. Zurich Financial Services intends to defend this litigation vigorously.

The outcome of unresolved current legal proceedings, claims, litigation and investigations could have a material effect on operating results and/or cash flows when resolved in a future period. Management is, however, not aware that these matters would materially affect the Group's consolidated financial position.


Report of the
Group Auditors

Review report of the Group auditors

To the Board of Directors of Zurich Financial Services, Zurich

We have reviewed the half year consolidated financial information (operating statement, balance sheet, statement of cash flows, statement of shareholders' equity and notes on pages 33 to 61) of Zurich Financial Services for the six months ended June 30, 2006.

The financial information is the responsibility of the Board of Directors. Our responsibility is to issue a report on the half year consolidated financial information based on our review.

Our review was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Review Engagements (ISREs), which require that a review be planned and performed to obtain moderate assurance about whether the half year consolidated financial information is free from material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the half year consolidated financial information has not been properly prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers AG

R Marshall M Humphreys

Zurich, August 16, 2006



Embedded Value Statistics

Embedded Value Reporting – Life Insurance (unaudited)

The European Embedded Value Principles (the Principles) were published in May 2004 by the CFO Forum, a group representing the Chief Financial Officers of major European insurers. The Principles provide a framework intended to improve comparability and transparency in embedded value reporting across Europe.

Zurich Financial Services Group (Zurich) has adopted these Principles, for its Embedded Value (EV) reporting for the companies and business reported in its Global Life segment (the covered business), as from December 31, 2005 and has restated its new business results for the six months ended June 30, 2005 in line with the Principles. The methodology adopted uses a "bottom-up" market consistent approach to allow explicitly for market risk. For some countries, simplified approaches (such as a roll-forward approach) have been used to derive the embedded value results as of June 30, 2006, and these approaches conform with Zurich's market consistent approach.

EV is derived from the statutory and International Financial Reporting Standards (IFRS) financial statements of entities representing the covered business and is presented net of minority interests.

New business profit is presented by region and gross of minority interests on a before and after tax basis.

The EV information in this supplement includes:

- Embedded Value of Global Life
- New Business
- Analysis of movements in Embedded Value
- New business information by region
- Embedded Value of life insurance in Other Businesses
- Embedded Value economic assumptions

Embedded Value of Global Life

EV is the sum of shareholders' net assets and value of business in-force of the covered business as of June 30, 2006 as follows:

Embedded Value

in USD millions, as of June 30, 2006	Total
Shareholders' net assets	6,483
Value of business in-force	6,540
Embedded Value	**13,023**

Shareholders' net assets are based on local statutory accounting and are adjusted to reflect the shareholders' interest in the market value of net assets, the exclusion of goodwill and other necessary actuarial adjustments.

Value of business in-force is the present value of future projected profits from the covered business.

Zurich has defined value of business in-force as the certainty equivalent value of business in-force less frictional costs, time value of options and guarantees and cost of non-market risks.

Value of business in-force

in USD millions, as of June 30, 2006	Total
Certainty equivalent value of business in-force	8,466
Frictional costs	(713)
Time value of options and guarantees	(632)
Cost of non-market risk	(581)
Value of business in-force	**6,540**

New Business

A summary commentary on the new business results is provided below. For further information refer to pages 15 to 19 of the Financial Review.

New business – highlights

in USD millions, for the six months ended June 30	2006	2005	Change
Gross new business annual premium equivalent (APE)	**1,163**	**1,076**	**8%**
Present value of new business premiums (PVNBP)	9,028	8,860	2%
New business profit margin, after tax (in % of APE)	**17.7%**	**17.4%**	**0.3 pts**
New business profit margin, after tax (in % of PVNBP)	2.3%	2.1%	0.2 pts
New business profit, after tax	**205**	**187**	**10%**

Gross new business annual premium equivalent (APE) increased by USD 87 million, or 8% (20% in local currency), primarily due to sales campaigns and the introduction of new products positively affecting volumes. The most significant contributors to the increase were International Businesses, our international expatriate business based in the Isle of Man, Ireland and Italy. Although the gross new business annual premium equivalent in Germany, Switzerland and Spain decreased, their new business profit margins, after tax, increased primarily due to the increase in risk free rates compared with 2005 which reduced the cost of options and guarantees. **New business profit margin, after tax (in % of APE)** increased by 0.3 percentage points to 17.7%. Together, these factors above contributed to a 10% (19% in local currency) increase to USD 205 million in our **new business profit, after tax**.

The table below shows new business profit in its component parts.

New business profit, after tax

in USD millions, as of June 30	2006	2005
Certainty equivalent value new business profit, after tax	263	249
Frictional costs	(13)	(13)
Time value of options and guarantees	(20)	(24)
Cost of non-market risk	(25)	(25)
New business profit, after tax	**205**	**187**

New business is valued on a point of sale basis. Explicit allowance is made for frictional costs, the time value of options and guarantees and the cost of non-market risk. These have been calculated using assumptions as of June 30, 2006.

New business information is presented gross of minority interests. After deducting minority interests, mostly in the German business, the covered business reported APE of USD 1.1 billion, new business profit, after tax of USD 197 million and a new business profit margin, after tax of 17.6%.

For a regional breakdown of the new business information refer to pages 4 and 5 of this supplement.

Analysis of movements in Embedded Value

The following table provides an analysis of the movement in EV for the covered business from January 1, 2006 to June 30, 2006.

Analysis of movements in EV

in USD millions	2006
Embedded Value as of January 1, 2006	**11,680**
Operating profit expected from in-force business and net assets, after tax	432
New business profit, after tax	**205**
Operating variance, after tax	(56)
Total operating profit, after tax	**581**
Economic variance	122
Embedded Value profit, after tax	**703**
Dividends and capital movements	(39)
Embedded Value as of June 30, 2006 before foreign currency translation effects	12,344
Foreign currency translation effects	679
Embedded Value as of June 30, 2006 after foreign currency translation effects	**13,023**

The following returns are calculated based on after tax figures before foreign currency translation effects and based on EV as of January 1, 2006. The annualized returns assume that an expected return from in-force business and a value for new business is equal to that in the first half year.

Return on EV

in %, for the six months ended June 30, 2006	Actual	Annualized
Operating return expected from in-force business and net assets	3.7%	7.6%
Total operating return	5.0%	10.5%
Total Embedded Value return	6.0%	11.5%

The operating profit expected from in-force business and net assets excluding minorities is calculated as the expected change in EV resulting from projections of the assets and liabilities over the period.

New business profit reflects the value added, at the point of sale, by new business written during the period.

The operating variance is the difference between actual experience during the period and that expected based on the operating assumptions. It also includes the impact of changes in assumptions in respect of future operating experience. The minorities' share of new business profit is eliminated through operating variance.

The economic variance arises from difference between the actual investment returns in the period and the expected investment returns based on economic assumptions as of the start of the period, and allows for change in future economic assumptions between the start and end of the period. It also allows, where appropriate, for the effect of changes in legislation.

Dividends and capital movements include dividends paid by the covered business and changes in capital as a result of acquisitions, disposals or corporate restructuring.

New business information by region

New business information by region

in USD millions, for the six months ended June 30	United States		United Kingdom [1]	
	2006	2005	**2006**	2005
Gross new business premiums including deposits, of which:	89	95	2,769	2,332
Annual premiums	49	49	119	149
Single premiums	40	46	2,650	2,183
Gross new business annual premium equivalent (APE)	**53**	**54**	**384**	**367**
Present value of new business premiums (PVNBP)	**466**	**565**	**3,368**	**3,243**
New business profit, before tax [3]	49	76	50	42
New business profit margin, before tax (as % of APE) [3]	92.8%	140.8%	13.1%	11.5%
New business profit margin, before tax (as % of PVNBP) [3]	10.6%	13.4%	1.5%	1.3%
New business profit, after tax	26	43	35	30
New business profit margin, after tax (as % of APE)	**49.0%**	**80.0%**	**9.2%**	**8.1%**
New business profit margin, after tax (as % of PVNBP)	**5.6%**	**7.6%**	**1.0%**	**0.9%**

[1] Reclassification of the Isle of Man from the United Kingdom to the Rest of Europe has been reflected in the restated new business results for the six months to June 30, 2005.
[2] The single premium volumes for Australia have been restated to exclude wholesale investment contracts, for which only administration services are provided.
[3] *In certain countries, particulaly in the United Kingdom, where life insurance companies pay tax in respect of both policyholders and shareholders, the new business profit, before tax is before shareholders' tax but after allowing for policyholders' tax.*

New business information – Rest of Europe

in USD millions, for the six months ended June 30	Italy	
	2006	2005
Gross new business premiums including deposits, of which:	547	348
Annual premiums	7	9
Single premiums	540	339
Gross new business annual premium equivalent (APE)	**61**	**43**
Present value of new business premiums (PVNBP)	**581**	**372**
New business profit, before tax [2]	17	9
New business profit margin, before tax (as % of APE) [2]	28.2%	21.2%
New business profit margin, before tax (as % of PVNBP) [2]	3.0%	2.5%
New business profit, after tax	11	6
New business profit margin, after tax (as % of APE)	**18.5%**	**13.5%**
New business profit margin, after tax (as % of PVNBP)	**1.9%**	**1.6%**

[1] Reclassification of the Isle of Man from the United Kingdom to the Rest of Europe has been reflected in the restated new business results for the six months to June 30, 2005.
[2] In certain countries, particulaly in the United Kingdom, where life insurance companies pay tax in respect of both policyholders and shareholders, the new business profit, before tax is before shareholders' tax but after allowing for policyholders' tax.

Europe									
Germany		Switzerland		Rest of Europe [1]		International Businesses [2]		Total	
2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
348	365	145	174	1,975	1,505	218	163	5,544	4,634
202	240	33	37	181	158	92	47	676	680
146	125	112	137	1,794	1,347	126	116	4,868	3,954
217	**252**	**44**	**51**	**360**	**293**	**105**	**59**	**1,163**	**1,076**
1,575	**1,986**	**417**	**444**	**2,786**	**2,236**	**416**	**386**	**9,028**	**8,860**
68	75	6	2	89	68	30	24	292	287
31.4%	29.8%	13.5%	4.9%	24.6%	23.1%	28.7%	40.4%	25.1%	26.7%
4.3%	3.8%	1.4%	0.6%	3.2%	3.0%	7.3%	6.2%	3.2%	3.2%
41	45	4	1	74	50	25	18	205	187
18.9%	**17.9%**	**9.6%**	**2.9%**	**20.4%**	**17.1%**	**24.1%**	**30.3%**	**17.7%**	**17.4%**
2.6%	**2.3%**	**1.0%**	**0.3%**	**2.6%**	**2.2%**	**6.1%**	**4.6%**	**2.3%**	**2.1%**

Spain		Ireland		Isle of Man [1]		Other European Countries		Total	
2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
333	515	506	240	535	366	54	36	1,975	1,505
8	6	51	53	103	79	12	11	181	158
325	509	455	187	432	287	42	25	1,794	1,347
40	**57**	**97**	**72**	**146**	**108**	**16**	**13**	**360**	**293**
374	**565**	**741**	**493**	**955**	**692**	**135**	**114**	**2,786**	**2,236**
15	17	26	20	28	20	3	2	89	68
36.2%	30.2%	27.0%	27.3%	18.6%	17.8%	20.7%	17.7%	24.6%	23.1%
3.9%	3.1%	3.5%	4.0%	2.8%	2.8%	2.5%	2.0%	3.2%	3.0%
9	11	23	18	28	13	3	2	74	50
22.6%	**18.9%**	**23.7%**	**24.5%**	**18.6%**	**12.6%**	**18.4%**	**16.3%**	**20.4%**	**17.1%**
2.4%	**1.9%**	**3.1%**	**3.6%**	**2.8%**	**2.0%**	**2.2%**	**1.8%**	**2.6%**	**2.2%**

Embedded Value of life insurance in Other Businesses

In addition to the covered business, we have written life business through Kemper Investors Life Insurance Company and Centre, which are managed centrally and reported within the Other Businesses segment.

The main products in these businesses are:

- Variable annuity contracts that provide annuitants with guarantees related to minimum death and income benefits
- Disability
- Bank owned life insurance.

The embedded value of these products is not included in the covered business. However, the EV of this business has been estimated using the same principles but with less detailed models, including a deduction for frictional cost, the time value of options and guarantees, and the cost of non-market risk. The results are as set out in the table below:

EV of life insurance in Other Businesses

in USD billions, as of June 30	**2006**
Shareholders' net assets	1.2
Certainty equivalent value of business in-force	0.3
Time value of options and guarantees	(0.3)
Cost of non-market risk	(0.3)
Embedded Value	**0.9**

Embedded Value economic assumptions

Projections of future shareholder cash flows expected to emerge from the covered business are determined using best estimate operating assumptions. These assumptions, including mortality, morbidity, persistency and expenses, reflect recent experience and are actively reviewed. Allowance is made for future improvements in annuitant mortality based on experience and externally published data. Favorable changes in operating experience are not anticipated until the improvement has been observed – in particular for expenses.

Future economic assumptions, for example, investment returns and inflation, are based on period end conditions and assumed risk discount rates are consistent with these.

Risk free yield curve
The risk free yield curve is derived from mid-market swap rates applicable for each economic area as of June 30, 2006. This curve was used to extract forward reinvestment yields that are used for all asset classes.

These yield curves are consistent with the assumptions used by investment banks to derive their option prices, and hence their use ensures consistency with the derivation of implied volatilities. They are available for most of the markets in which Zurich operates.

The following tables show, for the main economic areas, the risk free yield curve, expressed as annualized spot rates. These have been derived from interest rate swaps, and extrapolated where necessary.

Risk free yield curves – annualized spot rates as of June 30, 2006	1 Year	2 Year	5 Year	10 Year	20 Year	40 Year
United States	5.7%	5.6%	5.7%	5.7%	5.9%	5.8%
United Kingdom	5.0%	5.1%	5.2%	5.0%	4.7%	4.3%
Euro Zone [1]	3.5%	3.8%	4.1%	4.3%	4.6%	4.6%
Switzerland	2.0%	2.4%	2.8%	3.2%	3.5%	3.5%

[1] Including Germany, Ireland, Italy, Spain, Austria and Portugal.

Risk free yield curves – annualized spot rates as of June 30, 2005	1 Year	2 Year	5 Year	10 Year	20 Year	40 Year
United States	3.9%	4.0%	4.1%	4.4%	4.7%	5.0%
United Kingdom	4.6%	4.4%	4.4%	4.5%	4.5%	4.4%
Euro Zone [1]	2.1%	2.2%	2.7%	3.3%	3.8%	4.1%
Switzerland	0.7%	1.0%	1.7%	2.3%	2.8%	3.1%

[1] Including Germany, Ireland, Italy, Spain, Austria and Portugal.

Domestic yield curves are also used for businesses in other countries, except Hong Kong and Argentina which use the US dollar, as their liabilities are principally US dollar denominated.

Implied asset volatility

The volatility statistics shown below are based on analysis of the economic scenario generator ("ESG") output data, and hence show the economic projection assumptions produced by the ESG for the four main currencies.

The following tables show the annualized implied volatilities of equity indices used in the EV calculation, derived from the simulations used in the calculation. These figures are based on at-the-money-forward European options on capital indices, consistent with traded options in the market.

At-the-money-forward equity implied volatility (capital index) as of June 30, 2006	1 Year	2 Year	5 Year	10 Year	20 Year	40 Year
United States (S&P 500)	15.7%	15.5%	18.5%	21.8%	25.2%	28.2%
United Kingdom (FTSE 100)	16.3%	17.2%	20.0%	24.0%	26.5%	29.3%
Euro Zone (Eurostoxx)	18.2%	19.7%	22.8%	25.9%	29.8%	33.1%
Switzerland (SMI)	15.5%	15.0%	18.0%	20.7%	24.9%	29.3%

At-the-money-forward equity implied volatility (capital index) as of June 30, 2005	1 Year	2 Year	5 Year	10 Year	20 Year	40 Year
United States (S&P 500)	14.8%	15.4%	18.8%	23.0%	28.1%	35.8%
United Kingdom (FTSE 100)	12.3%	12.8%	16.1%	19.9%	22.5%	25.1%
Euro Zone (Eurostoxx)	16.7%	15.9%	18.4%	21.7%	25.3%	27.0%
Switzerland (SMI)	12.6%	13.9%	16.3%	18.5%	20.0%	23.4%

Interest volatility can be described by the implied volatility of interest rate swaptions. Swaption implied volatilities vary both by the term of the option and also the term of the underlying swap contract. The following tables show swaption implied volatilities, based on the simulations used for the EV calculation.

Corporate and government bonds have been modeled using the risk free yield curves shown above and swaption volatilities shown below.

Implied volatility of at-the-money-forward interest rate swaptions

as of June 30, 2006	1 year option	2 year option	5 year option	10 year option	20 year option	40 year option
United States						
1 year swap	18.2%	18.0%	17.3%	15.8%	12.7%	10.8%
2 year swap	17.9%	17.6%	16.9%	15.5%	12.5%	10.6%
5 year swap	16.9%	16.6%	15.9%	14.6%	11.8%	10.0%
10 year swap	15.5%	15.2%	14.6%	13.4%	10.9%	9.2%
20 year swap	13.5%	13.3%	12.8%	11.8%	9.5%	8.0%
United Kingdom						
1 year swap	14.8%	13.8%	13.3%	12.9%	13.0%	13.1%
2 year swap	14.4%	13.5%	13.0%	12.8%	12.9%	13.1%
5 year swap	13.6%	12.9%	12.6%	12.6%	13.0%	13.1%
10 year swap	12.9%	12.4%	12.4%	12.6%	13.1%	13.0%
20 year swap	12.7%	12.4%	12.7%	12.9%	13.0%	12.7%
Euro Zone						
1 year swap	16.6%	15.9%	15.1%	14.4%	12.2%	9.5%
2 year swap	16.3%	15.7%	14.8%	14.1%	12.0%	9.3%
5 year swap	15.4%	14.8%	14.0%	13.4%	11.4%	8.8%
10 year swap	14.2%	13.6%	12.9%	12.3%	10.6%	8.1%
20 year swap	12.3%	11.9%	11.4%	10.9%	9.3%	7.0%
Switzerland						
1 year swap	24.8%	23.7%	21.2%	18.1%	14.9%	11.1%
2 year swap	23.7%	22.6%	20.4%	17.4%	14.4%	10.7%
5 year swap	20.9%	20.1%	18.4%	15.9%	13.2%	9.8%
10 year swap	17.7%	17.1%	16.0%	14.0%	11.7%	8.7%
20 year swap	14.1%	13.7%	13.1%	11.6%	9.5%	7.1%

The model also makes assumptions regarding the volatility of property investments, estimated from relevant historic return data. Based on the actual simulations used, the following implied volatilities arise:

At-the-money-forward property implied volatility (capital index)

as of June 30, 2006	1 Year	2 Year	5 Year	10 Year	20 Year	40 Year
United States	15.5%	15.5%	15.5%	17.0%	18.7%	21.5%
United Kingdom	16.2%	16.3%	17.8%	17.5%	18.4%	21.2%
Euro Zone	15.0%	14.8%	15.4%	16.0%	17.7%	21.0%
Switzerland	16.0%	16.1%	16.3%	17.2%	17.9%	19.8%

Implied volatility of at-the-money-forward interest rate swaptions

as of June 30, 2005	1 year option	2 year option	5 year option	10 year option	20 year option	40 year option
United States						
1 year swap	26.9%	25.7%	23.2%	20.9%	17.4%	12.4%
2 year swap	26.1%	25.0%	22.5%	20.3%	16.9%	12.0%
5 year swap	23.9%	22.9%	20.7%	18.7%	15.5%	11.0%
10 year swap	20.9%	20.1%	18.2%	16.4%	13.7%	9.8%
20 year swap	16.9%	16.3%	14.8%	13.5%	11.3%	8.0%
United Kingdom						
1 year swap	17.4%	16.9%	15.0%	14.1%	13.0%	11.7%
2 year swap	17.0%	16.5%	14.7%	13.8%	12.9%	11.7%
5 year swap	16.0%	15.6%	14.0%	13.3%	12.5%	11.5%
10 year swap	14.7%	14.4%	13.1%	12.6%	12.0%	11.3%
20 year swap	13.2%	13.0%	12.1%	11.8%	11.4%	11.0%
Euro Zone						
1 year swap	22.3%	21.1%	19.9%	19.2%	15.7%	13.3%
2 year swap	21.8%	20.7%	19.5%	18.8%	15.4%	13.2%
5 year swap	20.3%	19.4%	18.3%	17.7%	14.5%	12.9%
10 year swap	18.0%	17.4%	16.6%	16.1%	13.2%	12.5%
20 year swap	14.8%	14.6%	14.0%	13.7%	11.6%	12.0%
Switzerland						
1 year swap	41.0%	35.6%	28.0%	21.7%	18.1%	15.3%
2 year swap	34.5%	30.6%	24.9%	19.8%	16.9%	14.6%
5 year swap	23.9%	22.2%	19.7%	16.9%	15.1%	13.6%
10 year swap	18.1%	17.5%	16.7%	15.1%	14.1%	13.1%
20 year swap	15.2%	15.0%	15.0%	14.1%	13.4%	12.6%

At-the-money-forward property implied volatility (capital index)

as of June 30, 2005	1 Year	2 Year	5 Year	10 Year	20 Year	40 Year
United States	15.9%	16.2%	17.1%	18.3%	20.4%	22.9%
United Kingdom	16.2%	16.2%	16.9%	16.0%	17.2%	19.4%
Euro Zone	14.5%	15.1%	16.6%	17.2%	18.4%	22.7%
Switzerland	15.9%	16.2%	16.7%	17.3%	18.5%	21.2%

Inflation

Inflation assumptions have been derived from the yields on index linked bonds relative to the risk free yield curve, where index linked bonds exist. Elsewhere, a statistical approach based on past inflation has been used.

Appropriate allowance has been made for expense inflation to exceed the assumed level of price inflation as life company expenses include a large element of salary related expenses.

The following tables show inflation assumptions for the main economic areas, derived from the simulations used in the embedded value:

Inflation assumptions (annualized forward inflation)

as of June 30, 2006	1 Year	2 Year	5 Year	10 Year	20 Year	40 Year
United States	2.9%	2.9%	3.1%	3.2%	3.3%	3.3%
United Kingdom	2.8%	2.9%	3.1%	3.2%	3.2%	3.3%
Euro Zone	2.1%	2.3%	2.4%	2.4%	2.5%	2.5%
Switzerland	0.9%	1.1%	1.2%	1.3%	1.7%	2.0%

Inflation assumptions (annualized forward inflation)

as of June 30, 2005	1 Year	2 Year	5 Year	10 Year	20 Year	40 Year
United States	2.7%	2.7%	2.6%	2.7%	2.9%	3.1%
United Kingdom	3.0%	2.8%	2.8%	2.9%	3.0%	3.1%
Euro Zone	1.9%	1.9%	2.0%	2.1%	2.2%	2.1%
Switzerland	1.0%	1.1%	1.4%	1.6%	1.9%	2.2%

Risk discount rate

Under the "risk neutral" approach, risk discount rates are based on the same risk free yield curves as those used to project the investment return.

For stochastic modeling, the risk discount rates are simulation specific and also vary by calendar year consistently with the projected risk free yields in each simulation.

Taxation

Current tax legislation and rates have been assumed to continue unaltered, except where changes in future tax rates or practices have been announced.

Exchange rates

Embedded Values for June 30, 2006 and 2005 have been translated using the respective balance sheet exchange rates. The analysis of movements, including new business, has been translated at December 31, 2005 balance sheet exchange rates.

Statement of External Review

Zurich Financial Services, Mythenquai 2, CH-8002 Zurich, Switzerland

August 9, 2006

Dear Sirs

Limited review of European Embedded Value for the half year ended June 30, 2006 of the Global Life segment of Zurich Financial Services

We have reviewed the European Embedded Value for the Global Life segment of Zurich Financial Services Group (Zurich) as set out in Zurich's Half Year Report as of June 30, 2006 (the Disclosure) for the main life companies in the US, UK, Germany, Switzerland, Ireland, Spain, Italy and Hong Kong, comprising approximately 87% of the total European Embedded Value of Zurich's Global Life segment. These companies were identified by Zurich as those with significant options and guarantees. The Disclosure covers the Embedded Value of the Global Life segment as at June 30, 2006 (the Embedded Value) together with the value of new business generated and the analysis of movements in the Embedded Value during the half year to June 30, 2006 (together the Embedded Value Results).

The scope of our review covered any changes in methodology and assumptions applied by Zurich and considered Zurich's analysis of movements in the Embedded Value since December 31, 2005 for the main life companies described above. Where these life companies have used simplified approaches to estimate the Embedded Value, we have also considered the appropriateness of the approaches used.

The scope of our review also covered Zurich's estimation of the Embedded Value of life business held outside the Global Life segment, as described in the section headed Embedded Value of life insurance in Other Businesses of the Disclosure.

The Embedded Value Results, the assumptions underlying them and the information contained in the Disclosure are the sole responsibility of the Board of Directors of Zurich. They have been prepared by Zurich on the basis of Zurich's methodology as described in the Disclosure.

Our review was conducted in accordance with generally accepted actuarial practices and processes. It comprised a combination of such reasonableness checks, analytical review and checks of clerical accuracy in respect of the changes from December 31, 2005 as we considered necessary to provide reasonable assurance that the Embedded Value Results for the life companies included in our review have been compiled free of significant error. However, we have relied without verification upon the completeness and accuracy of data and information supplied by Zurich, including the shareholders' net assets as disclosed in the audited local statutory accounts and the IFRS accounts of the companies reviewed.

The calculation of Embedded Value Results necessarily makes numerous assumptions with respect to economic conditions, operating conditions, taxes, and other matters, many of which are beyond Zurich's control. Although the assumptions used represent estimates which the Directors believe are together reasonable, actual experience in future may vary from that assumed in the calculation of the Embedded Value results and any such variations may be material. Deviations from assumed experience are normal and are to be expected. Embedded Value does not purport to be a market valuation and should not be interpreted in that manner since it does not encompass all of the many factors that may bear upon a market value.

In our opinion, based on our limited review of the life companies described above,

- the methodology and assumptions remain appropriate and save as noted in "Restatement of European Embedded Values information – 2005" are compliant with the relevant European Embedded Value Principles set out by the CFO Forum in May 2004 (the CFO Forum Principles);
- the assumptions taken together made by Zurich are reasonable; and
- Zurich's Embedded Value and the Value of New Business as of June 30, 2006 have been compiled on the basis of the methodology and assumptions chosen by Zurich, using in some cases simplified approaches, in a manner which is consistent with the results previously reported at December 31, 2005 and are compliant with the relevant CFO Forum Principles.

Our opinion is made solely to Zurich's Directors as a body. To the fullest extent permitted by law we do not accept or assume responsibility to anyone other than Zurich's Directors as a body for our work in respect of this opinion or for the conclusions that we have reached.

Yours faithfully,

Deloitte & Touche LLP

Shareholder Information





Zurich Financial Services registered share data

Key indicators

	06/30/2006	12/31/2005
Number of shares issued	144,562,201	144,006,955
Number of dividend-bearing shares	144,562,201	144,006,955
Market capitalization (in CHF millions at end of period)	38,743	40,322
Authorized capital, number of shares	6,000,000	6,000,000
Contingent capital, number of shares	6,426,582	6,981,828

Per share data

in CHF	06/30/2006	06/30/2005
Gross dividend/payment of nominal value reduction per registered share	7.00 [1]	4.00 [2]
Basic earnings per share	17.00	14.87
Diluted earnings per share	16.90	14.77
Nominal value per share	2.50 [2]	6.50
Price at end of period	268.00	220.80
Price period high	320.00	221.00
Price period low	251.75	188.00

[1] The total payout to shareholders of CHF 7.00 per registered share comprised a regular dividend of CHF 4.60 and a payout of CHF 2.40 per share in form of a reduction of the nominal value of each share from CHF 2.50 to CHF 0.10; payment was made on July 4, 2006.
[2] Nominal value reduction of CHF 4.00 per registered share was effective as of July 1, 2005; payment was made on July 4, 2005.

Zurich share performance (indexed) from June 2005 to June 2006



06/2005
09/2005
12/2005
03/2006
06/2006
150%
140%
130%
120%
110%
100%
90%
Zurich Financial Services
Swiss Market Index
DJ Stoxx Insurance

Source: Datastream

Stock listings and security codes

Place	Nature	Reuters/Bloomberg	Exchange
Zurich	primary listing	ZURN.VX / ZURN VX	–
London	secondary listing	ZURNq.L / ZURN LI	1:1

US American Depositary Receipt (ADR) Program

Depositary	Nature	Reuters/Bloomberg	Exchange
The Bank of New York	ADR level I	ZFSVY.PK / ZFSVY US	10:1

Identification numbers

Swiss Security Number (Valorennummer)	1107539
ISIN (International Securities Identification Number)	CH0011075394
CUSIP	98982M107
U.S. ISIN	US98982M071

Securities Custody Service

Zurich offers its shareholders the opportunity to deposit a range of Zurich Financial Services securities free of charge at S A G SIS Aktienregister AG in Switzerland. The securities deposit regulations as well as the application form for a securities custody account can be downloaded from S A G's Web site at www.sag.ch.

Financial calendar

Results Reporting for the Nine Months to September 30, 2006	November 16, 2006
Annual Results Reporting 2006	February 15, 2007
Annual General Meeting 2007	April 3, 2007
Results Reporting for the Three Months to March 31, 2007	May 16, 2007
Half Year Results Reporting 2007	August 16, 2007

Contacts

Registered Office	Zurich Financial Services Mythenquai 2 8022 Zurich, Switzerland
Media Inquiries	Media and Public Relations Zurich Financial Services, Switzerland Telephone: +41 (0)44 625 21 00 E-mail: media@zurich.com
Investor Inquiries	Investor Relations Zurich Financial Services, Switzerland Telephone: +41 (0)44 625 22 99 E-mail: investor.relations@zurich.com Share Register Services Zurich Financial Services, Switzerland Telephone: +41 (0)44 625 22 55 E-mail: shareholder.services@zurich.com
Corporate Citizenship/ Responsibility Inquiries	Group Government and Industry Affairs Zurich Financial Services, Switzerland Telephone: +41 (0)44 625 28 74 E-mail: zurich.basics@zurich.com
Securities Custody Service	Zurich Financial Services, Custody Accounts c/o S A G SIS Aktienregister AG P. O. Box, 4601 Olten, Switzerland Telephone: +41 (0)62 311 61 45 Fax: +41 (0)62 205 39 71 Web site: www.sag.ch
CDI Holder Inquiries within the Zurich Financial Services corporate nominee service	Lloyds TSB Registrars The Causeway, Worthing West Sussex, BN99 6DA, United Kingdom Nominee Service helpline: 0870 600 3970 Lloyds TSB share dealing helpline: 0870 242 4244 International: +44 121 415 7172 Hard of hearing (text phone, domestic): 0870 600 3915 Web site: www.shareview.co.uk
General CDI Inquiries	CRESTCo Limited 33 Cannon Streeet London EC4M 5SB, United Kingdom CREST Service Desk: 0845 964 5648 International: +44 845 964 5648 or +44 20 7849 0199 Web site: www.crestco.co.uk
American Depositary Receipts	Zurich Financial Services has an American Depositary Receipt program with The Bank of New York (BNY). For more information call BNY's ADR Services Center in the USA +1-888-bny-adrs or outside the USA on +1-610-382-7836. ADR holder assistance may also be obtained from BNY at www.adrbny.com.

The Half Year Report 2006 of Zurich Financial Services Group is available on our Web site and can be downloaded at www.zurich.com.

Disclaimer & Cautionary Statement

Certain statements in this Half Year Report are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not indicative of the full year results.

Persons requiring advice should consult an independent adviser.

The Half Year Report is published in English, German and French. In the case of inconsistencies in the German and French translations, the English original version shall prevail.

Design by Publicis KommunikationsAgentur GmbH, Erlangen/München, Germany
Production by Management Digital Data AG, Schlieren, Switzerland

Printed end of August 2006 by St Ives Burrups Ltd., England

The paper used in this report is manufactured from pulp sourced from fully sustainable forests and has been produced without the use of elemental chlorine.

Because change happenz

Zurich Financial Services Group

Mythenquai 2
8002 Zurich, Switzerland
Phone +41 (0) 44 625 25 25
www.zurich.com



ZURICH®

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